UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934**

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Stage Stores, Inc.

(Name of Registrant as Specified In Its Charter)

_____
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STAGE STORES INC.

BEALLS ■ PALAIS ROYAL ■ STAGE

Notice of 2003
Annual Meeting
and
Proxy Statement

STAGE STORES INC.

BEALLS ■ PALAIS ROYAL ■ STAGE

10201 Main Street
Houston, Texas 77025

May 2, 2003

Dear Shareholder:

On behalf of the Board of Directors, it is my pleasure invite you to attend the 2003 Annual Meeting of Shareholders of Stage Stores, Inc. on Thursday, May 29, 2003, in Houston, Texas. Information about the meeting is presented in the following pages.

The Annual Meeting will begin with a discussion and vote on the matters set forth in the accompanying Notice of 2003 Annual Meeting of Shareholders and Proxy Statement, followed by a discussion on any other business matters that are properly brought before the meeting.

Your vote is very important. We encourage you to read the Proxy Statement and vote your shares as soon as possible. Whether or not you plan to attend, you can be sure your shares are represented at the meeting by promptly completing, signing, dating and returning your Proxy Card in the enclosed envelope or by submitting your vote and proxy by telephone or by Internet.

If you will need special assistance at the Annual Meeting because of a disability, please contact Bob Aronson, Director of Investor Relations, at (800) 579-2302.

Thank you for your continued support of Stage. We look forward to seeing you on May 29th.

Sincerely,

/s/ James R. Scarborough

James R. Scarborough
Chairman of the Board, Chief Executive Officer and President

TABLE OF CONTENTS

■ To be voted on at the meeting

Appendix A - Audit Committee Charter

Appendix B - 2003 Non-Employee Director Equity Compensation Plan

**EVERY SHAREHOLDER'S VOTE IS IMPORTANT.
PLEASE COMPLETE, SIGN, DATE AND RETURN
YOUR PROXY FORM, OR SUBMIT YOUR VOTE
AND PROXY BY TELEPHONE OR BY INTERNET,
AS SOON AS POSSIBLE.**

STAGE STORES INC.

BEALLS ■ PALAIS ROYAL ■ STAGE

NOTICE OF 2003 ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders:

The 2003 Annual Meeting of Shareholders of Stage Stores, Inc. (the "Company") will be held at the offices of the Company, 10201 Main Street, Houston, Texas 77025 on Thursday, May 29, 2003, at 2:00 p.m. local time. The shareholders will vote on the following matters:

1. Election of nine directors for a term of one year;

2. Ratification of the appointment of Deloitte & Touche LLP as independent auditors for 2003;

3. Approval of Material Terms of Executive Officer Performance Goals;

4. Approval of 2003 Non-Employee Director Equity Compensation Plan; and

5. Such other matters as may properly come before the Annual Meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on April 11, 2003, as the record date for the determination of shareholders entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors

/s/ Michael E. McCreery

Michael E. McCreery
Executive Vice President,
Chief Financial Officer, and
Secretary
Stage Stores, Inc.

Houston, Texas
May 2, 2003

PROXY STATEMENT

GENERAL

This Proxy Statement is furnished in connection with the solicitation of proxies by Stage Stores, Inc. (the "Company") on behalf of the Board of Directors (the "Board") for the 2003 Annual Meeting of Shareholders (the "Annual Meeting") which will be held at the offices of the Company, 10201 Main Street, Houston, Texas 77025 on Thursday, May 29, 2003, at 2:00 p.m. local time. This Proxy Statement and Proxy Card are first being sent to the shareholders on or about May 2, 2003. The proxy will be voted at the Annual Meeting if the signer of the Proxy or shareholder submitting his or her vote and proxy by telephone or Internet was a shareholder of record on April 11, 2003 (the "Record Date").

References to a particular year are to the Company's fiscal year which is the 52 or 53 week period ending on the Saturday closest to January 31st of the following calendar year. For example,, a reference to "2001" is a reference to the fiscal year ended February 2, 2002, "2002" is a reference to the fiscal year ended February 1, 2003 and a reference to "2003" is a reference to the fiscal year ending January 31, 2004.   The 2000 fiscal year consisted of 53 weeks while the 2001, 2002, and 2003 fiscal years consist of 52 weeks.

VOTING

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. On the Record Date, there were 18,879,730 shares of common stock, par value $0.01, outstanding and entitled to vote at the Annual Meeting. A list of the shareholders entitled to vote at the Annual Meeting will be available for inspection at the Annual Meeting for purposes relating to the Annual Meeting.

You can ensure that your shares are voted at the Annual Meeting by submitting your instructions by completing, signing, dating and returning the enclosed Proxy Card in the envelope provided or by submitting your vote and proxy by telephone or by Internet. Submitting your instructions by Proxy Card, telephone or Internet will not affect your right to attend the meeting and vote. A shareholder who gives a proxy may revoke it at any time before it is exercised by voting in person at the Annual Meeting, by delivering a subsequent proxy, or by notifying the Inspectors of Election in writing of such revocation.

The representation in person or by proxy of a majority of the outstanding shares of common stock entitled to a vote at the Annual Meeting is necessary to provide a quorum for the transaction of business at the Annual Meeting. Shares can only be voted if the shareholder is present in person or is represented by a properly signed proxy or by a vote and proxy submitted by telephone or Internet. Each shareholder's vote is very important. Whether or not you plan to attend the Annual Meeting in person, please sign and promptly return the enclosed Proxy Card or submit your vote and proxy by telephone or by Internet. All signed and returned proxies and votes and proxies submitted by telephone or Internet will be counted towards establishing a quorum for the annual meeting, regardless of how the shares are voted.

A shareholder of record on the Record Date may vote in any of the following four ways:

- by toll-free number at 1-800-435-6710; or

- by Internet at http://www.eproxy.com/stgs; or

- by completing and mailing the Proxy Card; or

- by written ballot at the Annual Meeting.

If you vote by Internet or telephone, your vote must be received by 11:00 pm Eastern Time on May 28th, the day before the Annual Meeting. Your shares will be voted as you indicate. If you return your Proxy Card but you do not indicate your voting preferences, the proxies will vote your shares FOR items 1, 2, 3 and 4 and in the discretion of the persons named in the Proxy Card for Item 5.

If your shares are held in a brokerage account in your broker's name (this is called street name), you should follow the voting directions provided by your broker or nominee. You may complete and mail a voting instruction card to your broker or nominee or, in most cases, submit voting instructions by mail, telephone or Internet. Your shares should be voted by your broker or nominee as you have directed.

The Company will pass out written ballots to anyone who wants to vote at the Annual Meeting. If you hold your shares in street name, you must request a legal proxy from your broker to vote at the Annual Meeting.

For additional information concerning the manner of proxy solicitation and voting, please see "Additional Information" on page 25 of this Proxy Statement.

MATTERS TO BE ACTED UPON
_____

ITEM 1 - ELECTION OF DIRECTORS
_____

INFORMATION RELATING TO DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

In General

At the Annual Meeting, nine directors are to be elected to hold office until the 2004 Annual Meeting and until their successors have been elected and have qualified. Information concerning the nine nominees is set forth below. They are all now directors of the Company and all joined the Board in August 2001. The Board knows of no reason why any nominee may be unable to serve as a director. If any nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such other person as the Board may recommend.

Your Board of Directors recommends a vote **FOR** each nominee for director set forth below.

The following information pertains to each nominee's (i) age as of April 11, 2003, (ii) principal occupations for the past five years, and (iii) certain other directorships:

Name	Age	Positions Currently Held
James Scarborough	53	Chairman, Chief Executive Officer and President
Michael McCreery	54	Executive Vice President and Chief Financial Officer, Director
Glenn August	41	Director, Chairman of Compensation Committee
Scott Davido	41	Director, Chairman of Corporate Governance and Nominating Committee
Alan Gilman	59	Director, Lead Independent Director and Chairman of Audit Committee
Michael Glazer	54	Director
John Mentzer	51	Director
Walter Salmon	72	Director
Ronald Wuensch	60	Director, Chairman of Granite National Bank

Mr. Scarborough has been Chairman of the Board since August 24, 2001. He joined the Company's predecessor as President and Chief Executive Officer in August 2000. Mr. Scarborough also acts as the Company's

Chief Merchandising Officer. Between 1996 and 2000, Mr. Scarborough was President and Chief Executive Officer of Busy Body, Inc. Busy Body, Inc. filed a petition under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas Houston Division on May 2, 2001.

Mr. McCreery has been a Director of the Company since August 24, 2001. He joined the Company's predecessor as Executive Vice President and Chief Financial Officer in February 2001. From 1998 to 2001, Mr. McCreery was Senior Vice President and Chief Financial Officer of Levitz Furniture Company.

Mr. August has been a Director since August 24, 2001. Since September 1999, he has served as President of Oak Hill Advisors, L.P., an investment management firm**.** Since August 1996, he has served as President of Oak Hill Advisors, Inc., an investment management firm. Mr. August and affiliates of Oak Hill Advisors L.P. and Oak Hill Advisors, Inc. hold an aggregate of 17.83% of the Company's common stock.

Mr. Davido has been a Director since August 24, 2001. Since October, 2002, he has served as Senior Vice President, General Counsel of NRG Energy, Inc. From March 1999 to May 2002, he served as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of The Elder-Beerman Stores Corp. ("Elder-Beerman"). From January 1998 to March 1999, Mr. Davido served as Senior Vice President, General Counsel and Secretary of Elder-Beerman. From December 1996 to December 1997, he was a partner in the Pittsburgh, Pennsylvania office of Jones, Day, Reavis & Pogue, an international law firm, where he specialized in corporate and bankruptcy law.

Mr. Gilman has been a Director since August 24, 2001. Since July 2000, he has been a financial and business consultant. From September 1978 to July 2000, Mr. Gilman was a partner at Arthur Andersen LLP, during the last twelve years of which he served as Worldwide Managing Partner of Consumer Products and Retail Industry Programs. He is also a Director of Catuity, Inc.

Mr. Glazer has been a Director since August 24, 2001. Since May 1996, he has served as President and Chief Executive Officer of KB Toys. He is also a Director of KB Toys, Big Lots, Inc., and Brookstone, Inc.

Mr. Mentzer has been a Director since August 24, 2001. Since January 1994, he has been a professor of Business Policy in the Department of Marketing, Logistics and Transportation at the University of Tennessee. Professor Mentzer is also President of JTM & Associates, a consulting firm.

Mr. Salmon has been a Director since August 24, 2001. Since 1997, he has been the Stanley Roth Sr., Professor of Retailing, Emeritus at the Harvard University Graduate School of Business Administration. Professor Salmon is also a Director of Cole National Corporation, The Neiman Marcus Group, PetsMart, Inc. and Party City, Inc.

Mr. Wuensch has been a Director since August 24, 2001. Since 1992, he has been the President of Wuensch Consulting Group. In his position with Wuensch Consulting Group, Mr. Wuensch provides executive and financial consulting services to other companies.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding beneficial ownership of the Company's common stock as of April 11, 2003, or the latest date preceding April 11, 2003 on which filings were made under Section 13(d) and 13(g) of the Securities Exchange Act of 1934, by (i) any person or entity who is known by the Company to be the beneficial owner of more than five percent (5%) of the Common Stock, (ii) each Director, the Chief Executive Officer and each of the Company's five other most highly compensated executive officers (see "Summary Compensation Table") and (iii) all Directors and executive officers as a group. Unless otherwise indicated, beneficial ownership is direct and the person has sole voting and investment power. The number of shares indicated includes options that are exercisable within 60 days of April 11, 2003.

Name and Address	Number of Shares of Common Stock	Percentage of Shares of Common Stock
5% Stockholders:		
Oak Hill Securities Fund, L.P. (1)	1,621,996	8.59%
Oak Hill Securities Fund II, L.P. (1)	1,492,068	7.90%
Oak Hill Asset Management, Inc. (1)	80,814	0.43%
Oak Hill Advisors, L.P. (1)	5,000	0.03%
Greenlight Capital Qualified LP 420 Lexington Ave. Suite 1740 New York, NY 10170	2,254,100	11.94%
SAB Capital Partners, L.P. (2)	541,830	2.87%
SAB Overseas Fund, Ltd. (2)	541,772	2.87%
SAB Capital Partners II, L.P. (2)	12,769	0.07%
Directors and Executive Officers:		
James Scarborough (3)	303,750	1.61%
Michael McCreery (4)	63,750	*
Vivian McDonald (5)	37,500	*
Ernest Cruse (5)	37,500	*
Ron Lucas (5)	40,500	*
Dennis Abramczyk (5)	37,500	*
Glenn August (1)	166,313	0.88%
Scott Davido (6)	5,000	*
Alan Gilman (6)	5,750	*
Michael Glazer (6)	8,000	*
John Mentzer (6)	5,000	*
Walter Salmon (6)	6,470	*
Ronald Wuensch (6)	5,000	*
All executive officers and directors as a group (19 persons)	842,867 (7)	4.46%

_____
* Less than 1%.

(1) Affiliated parties - All maintain an address at 65 East 55th St. 32nd Floor, New York, NY 10022. Total shares of 3,366,191 represent a combined ownership interest of 17.83% and include 5,000 unexercised vested stock options for the purchase of common stock.

(2) Affiliated parties – All maintain an address at 712 Fifth Avenue, 42nd Floor, New York, NY 10019. Total shares of 1,096,371 represent a combined ownership interest of 5.81%.

(3) Includes 293,750 unexercised vested stock options for the purchase of common stock.

(4) Includes 58,750 unexercised vested stock options for the purchase of common stock.

(5) Includes 37,500 unexercised vested stock options for the purchase of common stock.

(6) Includes 5,000 unexercised vested stock options for the purchase of common stock.

(7) Excludes common stock owned by affiliates of Mr. August as described in footnote (1). Includes 657,500 unexercised vested stock options for the purchase of common stock.

INFORMATION RELATING TO THE BOARD OF DIRECTORS AND COMMITTEES
_____

Directors Meetings

Board Meetings. The Board held six meetings during 2002. During 2002, no current director attended fewer than 75% of the aggregate of the total number of meetings of the Board and of meetings held by committees of the Board on which he was a member. In addition to regularly scheduled meetings, a number of Directors were involved in numerous informal meetings with management, offering valuable advice and suggestions on a broad range of corporate matters.

The Board has three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each committee operates under a written charter which is reviewed annually by the Board.

Audit Committee

In General. The members of the Audit Committee are Alan Gilman (Chairman), Scott Davido, John Mentzer and Walter Salmon, all of whom are independent directors under the current listing standard of Nasdaq. It is the responsibility of the Audit Committee to oversee the Company's financial reporting process and to report the results of their activities to the Board. The specific duties of the Audit Committee are to monitor the integrity of the Company's financial process and systems of internal controls regarding finance, accounting and legal compliance; monitor the independence and performance of the Company's independent auditors and internal auditing functions; and provide an avenue of communication among the independent auditors, management, the internal auditing functions and the Board. The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the Company. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties. The Audit Committee met seven times in 2002. The Audit Committee Report is on page 19.

Audit Charter. On August 5, 2002, the Board adopted a Charter for the Audit Committee of Stage Stores, Inc. On April 15, 2003, in response to the Sarbanes-Oxley Act 2002, SEC regulations and proposed Nasdaq rules, the Board adopted the current Charter for the Audit Committee of Stage Stores, Inc. (the "Audit Charter"). A copy of the Audit Charter is included as Appendix A to this Proxy Statement.

Audit Committee Financial Expert. The Board has determined that Messrs. Davido, Gilman and Salmon are Audit Committee Financial Experts ("ACFE"), as that term is defined by the SEC. Mr. Salmon acquired the attributes necessary to be deemed an ACFE by the Board through teaching courses involving the attributes for more than 40 years at the Harvard Business School and through serving on the boards of directors of 8 or more public companies over the course of 40 years.

Compensation Committee

The members of the Compensation Committee are Glenn August (Chairman), Alan Gilman and Michael Glazer, all of whom are independent directors. The Compensation Committee has two primary responsibilities: (i) to monitor the Company's management resources, structure, succession planning, development and selection process as well as the performance of key executives, and (ii) to review and approve executive compensation and changes. It also serves as the committee administering the 2001 Equity Incentive Plan and the Incentive Compensation Plan. The Compensation Committee met six times in 2002. The Compensation Committee Report begins on page 9.

Corporate Governance and Nominating Committee

In General.   The Corporate Governance and Nominating Committee (the "CG&N Committee") was established on August 21, 2002. The members of the CG&N Committee are Scott Davido (Chairman), Michael Glazer and Walter Salmon, all of whom are independent directors. The CG&N Committee recommends to the Board a slate of nominees for directors to be presented on behalf of the Board for election by shareholders at each annual meeting of the shareholders and recommends to the Board persons to fill vacancies on the Board. The Committee will consider nominees recommended by shareholders upon submission in writing. For the Annual Meeting in 2004, recommendations should be submitted in writing by January 2, 2004 to the CG&N Committee, c/o Michael McCreery, Secretary, Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025 and include the names of such nominees, together with their qualifications for service as a director of the Company. Annually, the CG&N Committee will also review the Company's Corporate Governance Guidelines and oversee an evaluation of the Board and its committees and periodically the CG&N Committee will review the compensation paid to the Directors. The CG&N Committee and its predecessor, the Nominating Committee, met two times during 2002.

Corporate Governance Guidelines.   On August 21, 2002, the Board adopted Corporate Governance Guidelines (the "Governance Guidelines"). On April 15, 2003 the Board amended the Governance Guidelines. The Governance Guidelines were adopted by the Board to assist the Board in the exercise of its corporate governance responsibilities. The purpose of the Governance Guidelines is to provide a structure within which Directors and the Company's management can monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing shareholder value over the long term. The Guidelines are subject to annual review and modification from time to time by the Board. The Governance Guidelines are available on the Company's website at stagestoresinc.com by clicking "Investor Relations", then "Corporate Governance", then "Corporate Governance Guidelines."

Code of Ethics for Senior Officers

The Board has adopted a Code of Ethics for Senior Officers (the "Code of Ethics") that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Code of Ethics is attached as an Exhibit to the Company's Annual Report on Form 10-K for fiscal year 2002 and is also available on the Company's website at stagestoresinc.com by clicking "Investor Relations", then "Corporate Governance", then "Code of Ethics for Senior Officers." The Company will promptly disclose any amendments to, and waivers from, the Code of Ethics either (i) on Form 8-K within five business days after it amends the Code of Ethics or grants a waiver, or (ii) on its website.

Lead Independent Director

The Company's Corporate Governance Guidelines provide that if the Chairman of the Board is not an Independent Director, the Independent Directors must appoint a Lead Independent Director. As Jim Scarborough, the Chairman of the Board, is not an Independent Director, the Independent Directors have appointed Alan Gilman as the Lead Independent Director. The Lead Independent Director is required to perform the following duties:

- Coordinate the activities of the Independent Directors;

- Provide the Chairman of the Board with input on agendas for the Board and Board committee meetings;

- Coordinate and develop the agenda for, and chair executive sessions and other meetings of, the Independent Directors;

- Facilitate communications between the Chairman of the Board and the other members of the Board, including communicating other members' requests to call special meetings of the Board;

- Discuss the results of the Chief Executive Officer's performance evaluation with the Chairman of the Compensation Committee; and

- Convey to the Chief Executive Officer, together with the Chairman of the Compensation Committee, the results of the Chief Executive Officer's performance evaluation.

Compensation of Directors

Directors who are full-time employees of the Company receive no additional compensation for serving on the Board. Directors who are not full-time employees of the Company, namely Messrs. August, Davido, Gilman, Glazer, Mentzer, Salmon and Wuensch, receive the following compensation:

Annual Retainer. Directors receive a $30,000 Annual Retainer, which is earned and paid pro rata over their term at the beginning of each month. The Annual Retainer is intended to compensate the Director for attendance at regularly scheduled quarterly Board meetings and Board Committee meetings held in conjunction with quarterly Board meetings, as well as periodic consultation and participation in teleconference meetings held for periodic Board updates.

Special Meeting Fee. Directors receive a Special Meeting Fee of $1,500 per meeting for (a) their preparation and attendance at periodic meetings of the Board and Board Committees (which may be by teleconference) called for the purpose of specific actions by the Board (consents, resolutions, etc.) and held at times other than in conjunction with regular quarterly meetings of the Board, and (b) their preparation and attendance at "ad hoc" Board Committee assignments held at times other than in conjunction with regular quarterly meetings of the Board.

GNB Director Fee. Scott Davido, Alan Gilman, Michael McCreery and Ronald Wuensch, together with Richard Stasyszen, the Company's Senior Vice President, Finance and Controller and Kenneth Brumfield, the Company's Senior Vice President, Credit, are on the Board of Directors of Granite National Bank ("GNB"). Messrs. Davido, Gilman and Wuensch receive a quarterly meeting fee of $1,500 (the "GNB Director Fee"). The GNB Directors who are full-time employees of the Company do not receive the GNB Director Fee.

Reimbursement of Expenses. Directors are reimbursed for actual expenses they incur while attending, or otherwise participating in, Board meetings, Board Committee meetings and "ad hoc" committee assignments.

Mr. August has directed that any fees payable to him for his service as a Director are to be paid to Oak Hill Advisors, L.P.

On March 19, 2003, the Board approved the following changes in director compensation:

Lead Independent Director Retainer. Beginning April 1, 2003, in addition to the Annual Retainer to which all Directors are entitled, the Lead Independent Director receives a $20,000 Lead Independent Director Retainer, which is earned and paid pro rata over his or her term at the beginning of each month. The Lead Independent Director Retainer is intended to compensate the Lead Independent Director for the additional duties set forth in the Company's Corporate Governance Guidelines.

Committee Chairman Fee. Beginning April 1, 2003, the Chairman of each Board Committee receives an annual Committee Chairman Fee of $3,000, which is earned and paid pro rata over their term at the beginning of each month.

Stock Options. To further align the non-employee Director's interests with the long-term interest of the shareholders, upon his or her initial election to the Board, each Director was granted options to purchase 20,000 shares of the Company's common stock under the Company's 2001 Equity Incentive Plan in three equal groupings with per share exercise prices of $13.75, $15.00 and $16.25, respectively. The right to exercise these options vests over four years from August 24, 2001, with 25% of each grouping vesting at the end of each of the first four years following the date of grant and will expire if not exercised within ten years from the date of the grant. The non-employee Directors, in the aggregate, have been granted 140,000 options effective August 24, 2001 pursuant to the 2001 Equity Incentive Plan. At the direction of Mr. August, the options to purchase 20,000 shares of the

Company's common stock granted to Mr. August were issued to an affiliate, Oak Hill Advisors L.P., rather than to Mr. August.

On April 2, 2003, the Board approved a provision that, upon his or her reelection to the Board, each Director shall be granted options to purchase 2,500 shares of the Company's common stock with an exercise price equal to the average high and low prices of the Company's common stock for the five trading days prior to the date he or she is reelected to the Board (the "Reelection Options"). The Reelection Options will vest 50% after two years and 50% after four years from the date of grant (the "Vesting Date"); provided, however, other than due to (i) the fact that the Director's age prohibits him from serving as a Director, (ii) death, or (iii) a disability, which in the opinion of the Board precludes the Director from serving as a Director, a Director shall forfeit the Reelection Options if he or she ceases to be a Director at any time prior to the Vesting Date.

Restricted Stock. The Board has adopted the 2003 Non-Employee Director Equity Compensation Plan (the "Directors' Plan") as described in Item 4 of this Proxy Statement. If the Directors Plan is approved by the Company's shareholders, a Director may elect to receive the Annual Retainer, the Lead Independent Director Retainer, the Committee Chairman Fee and such other compensation as the Board may deem appropriate, as the case may be, either (a) in restricted stock, deferred stock units, cash, or a combination of restricted stock, deferred stock units and cash at the time that such compensation is earned, or (b) in cash or restricted stock at a later date. Any issuance of restricted stock in lieu of cash will be made by the Company on such terms and conditions as the Board may establish. In any event, in order to receive restricted stock, a Director must, at a minimum, (a) notify the Company of his or her election to receive restricted stock by executing an applicable Election Form, and (b) execute a Shareholder Agreement by which he or she agrees not to sell any of the restricted stock until he or she leaves the Board.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Directors

Glenn August, a Director of the Company, is also the President of Oak Hill Advisors, Inc. and Oak Hill Advisors, L.P. As of September 21, 2001, by virtue of their positions as holders of allowed pre-petition claims in the Bankruptcy Proceedings, Mr. August and his affiliates were issued common stock as detailed in "Security Ownership of Certain Beneficial Owners and Management". On December 7, 2001, the Company executed a Registration Rights Agreement (the "Rights Agreement") with Oak Hill Securities Fund, L.P., Oak Hill Securities Fund-II, L.P., Lerner Enterprises, LP, P&PK Family Ltd. Partnership and Glenn R. August (the "Holders"). The Holders were creditors in the Company's Bankruptcy Proceedings. Pursuant to the Plan of Reorganization, each of the Holders received shares of common stock in exchange for debt. The Company believes that the issuance of the common stock to the Holders under the Plan of Reorganization satisfies the requirements under Section 1145(a)(1) of the Bankruptcy Code and, therefore, was exempt from registration under the Securities Act of 1933 (the "Securities Act") and state securities laws. However, the Company also believes that Section 1145(a)(1) of the Bankruptcy Code does not provide an exemption from registration for the resale of the common stock issued to the Holders. Therefore, the Holders requested, and the Board approved, the granting of registration rights to the Holders. The Rights Agreement covers the shares beneficially owned by the Holders on December 7, 2001, or at any time thereafter. A copy of the Rights Agreement is an exhibit to the Company's Form 10.

Certain Business Relationships

Other than those related to their employment with the Company in the case of employee Directors James Scarborough and Michael McCreery, there were no business relationships between the Company and any Director during 2002.

Transactions with Management

Other than those related to their employment with the Company, there were no transactions between the Company and its executive officers during 2002.

COMPENSATION COMMITTEE REPORT

Compensation Policies for Executive Officers

In General. The Compensation Committee of the Board (the "Compensation Committee"), consisting entirely of non-employee (outside) Directors Glenn August, Alan Gilman and Michael Glazer, approves all of the policies under which compensation is paid or awarded to the Company's executive officers. The Company's executive compensation program is designed to align the interests of senior management with those of the Company's shareholders. It is primarily intended to (i) provide appropriate incentives designed to aid in ensuring the accomplishment of the Company's performance and financial objectives, (ii) help ensure that the Company is able to attract, motivate and retain top-quality management personnel, and (iii) ensure that an appropriate portion of executive compensation is variable and dependent upon the accomplishment of specific performance and financial objectives as well as increases in shareholder value.

The Company's basic compensation program for executive officers currently consists of the following three elements: (i) base salary ("Base Salary"), (ii) pay for performance ("Incentive Bonus") and (iii) long-term performance based incentives ("Stock Options"). It is the philosophy of the Compensation Committee to allocate a significant portion of cash compensation to variable performance-based compensation in order to reward executive officers for high achievement. As described below, each element of the Company's executive compensation program has a somewhat different purpose. To enable the Company to obtain tax deductions for the full amount of performance-based compensation and awards under pertinent tax law, as described on page 21 of this Proxy Statement, the Board is requesting shareholders to approve the material terms of performance goals for five years.

The Compensation Committee believes that its principal responsibility is to incentivize and reward executive performance that will lead to long-term enhancement of shareholder value. Therefore, the Compensation Committee's judgments regarding executive compensation last year were primarily based upon the Compensation Committee's assessment of each executive officer's leadership performance and potential to enhance long-term shareholder value, rather than short term changes in the Company's stock price.

Key factors affecting the Compensation Committee's judgments included the nature and scope of the executive officer's responsibilities and his or her effectiveness in leading the Company's initiatives to successfully increase customer satisfaction, enhance Company growth, and propose, implement and ensure compliance with Company policies. The Compensation Committee also considered the compensation practices and performances of other major corporations that are most likely to compete with the Company for the services of executive officers. Based upon all factors which it considered relevant, the Compensation Committee considered it appropriate, and in the best interest of the shareholders, to set the overall level of the Company's salary, bonus and other incentive compensation awards in order to enable the Company to continue to attract, retain and motivate the highest level of executive leadership possible.

Base Salary. Base Salaries for senior executives are based upon a combination of factors including past individual performance, competitive salary levels, and the individual's potential for making significant contributions to future Company performance.

Incentive Bonus. Each of the named executive officers and certain other key personnel of the Company participate in a performance bonus plan (the "Incentive Compensation Plan"). The Incentive Compensation Plan provides for annual bonus awards based upon individual performance and actual operating results compared to planned operating results. Incentive Bonus payments are subject to modification at the discretion of the Compensation Committee. Incentive Bonuses for 2002 were based upon the Compensation Committee's determination that the Company's 2002 financial results had met the previously established performance goals.

Stock Options. Stock Options are an important performance-based component of senior executive compensation. The 2001 Equity Incentive Plan was designed to motivate senior executives and other key employees to contribute to the long-term growth of shareholder value. This approach is designed to encourage the creation of long-term shareholder value since the full benefit of such options cannot be realized unless the stock price exceeds the exercise price. All Stock Option awards are made under the 2001 Equity Incentive Plan.

Tax Law Limitation on Deductibility of Compensation. The Compensation Committee is aware of the limitations imposed by Section 162(m) of the Internal Revenue Code of 1986, as amended, on the deductibility of non-performance based compensation paid to certain executive officers of the Company to the extent it exceeds $1 million per executive. The Compensation Committee believes it has recommended compensation amounts and plans which meet the requirements for deductibility, and the Compensation Committee expects that Section 162(m) will not limit the deductibility of any compensation expense in fiscal 2002.

Basis for Chief Executive Officer Compensation

The compensation policies described above applied as well to the compensation of Mr. Scarborough. The Compensation Committee is directly responsible for making recommendations to the Board for approval of his salary level. The overall compensation package of Mr. Scarborough is designed to recognize the fact that he bears primary responsibility for effective management and operation of the Company's business, the development of a successful business plan, the implementation of changes in long-term strategy initiatives to lay the foundation for the Company's stable and steady growth and for increasing shareholder value. Accordingly, a substantial portion of his compensation is incentive-based, providing greater compensation as the direct and indirect financial measures of shareholder value increase.

For 2002, Mr. Scarborough earned $1,712,493 in salary and bonus, as shown in the Summary Compensation Table on page 12. The specific basis for the Compensation Committee's determinations regarding Mr. Scarborough's compensation in 2002 included his role in leading the Company and his commitment to shaping an agenda to enhance long-term shareholder value by accelerating profitable growth, by increasing the Company's use of technology to create value for the Company's customers, and by focusing the Company's efforts on deepening relationships with customers and suppliers.   On March 19, 2003, based on the Company's performance for the 2002 fiscal year, the Compensation Committee approved the payment of $879,800 for 2002 under the CEO Bonus Target Plan, but did not increase Mr. Scarborough's Base Salary of $850,000.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is composed of the following directors: Glenn August (Chairman), Alan Gilman and Michael Glazer. None of these has ever been an officer or an employee of the Company or its subsidiaries. No executive officer of the Company serves on any other boards of directors with any of the Company's Directors other than the Company's Board and on the Board of Directors of Granite National Bank. Mr. August is also the President of Oak Hill Advisors, Inc. and Oak Hill Advisors, L.P. As of September 21, 2001, by virtue of their positions as holders of allowed pre-petition claims in the Bankruptcy Proceeding, Mr. August and his affiliates were issued common stock as detailed in "Security Ownership of Certain Beneficial Owners and Management" on page 3. On December 7, 2001, the Company executed a Registration Rights Agreement with Mr. August and his affiliates. See "Certain Relationships and Related Transactions – Transactions with Directors."

Conclusion

Through the programs described above, a significant portion of the Company's executive compensation is linked directly to corporate performance and stock price appreciation. The Compensation Committee believes that existing compensation policies and programs are competitive and effectively align executive compensation with the Company's goal of maximizing the return to shareholders.

In order to ascertain that compensation levels of executive officers are generally reasonable and competitive, the Compensation Committee reviews compensation surveys and certain publicly available compensation information disclosed by comparable companies and other retailers in their proxy statements. The fiscal 2002 salary and bonus of the chief executive officer and the other five most highly compensated executive officers of our Company (see "Summary Compensation Table") were comparable to the 2002 mean salary and bonus of their comparable position in the retail compensation surveys reviewed by the Compensation Committee, when adjusted for company performance, size and growth rates, and the individuals' respective scope of responsibilities.

After a review of all existing programs, the Compensation Committee believes that the total compensation program for executive officers is consistent with the Compensation Committee's compensation philosophy. Base Salaries are set at levels that the Compensation Committee considers to be reasonable. The executive bonus plan provides variable compensation opportunities to key associates that are directly linked to annual operating results of the Company. The Compensation Committee considers the overall executive compensation package an important reason for the Company's success to date.

The foregoing report on executive compensation is provided by the following non-employee (outside) directors, who constituted the Compensation Committee during the Company's fiscal year ended February 1, 2003:

Glenn August (Chairman)
Alan Gilman
Michael Glazer

EXECUTIVE COMPENSATION

The following table set forth information concerning compensation for the last three fiscal years for services rendered by: (i) the chief executive officer, and (ii) the other five most highly compensated executive officers of our Company at February 1, 2003:

Summary Compensation Table

		Annual Compensation				Long-term Compensation Awards			
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (1)	Other Annual Compensation ($)		Securities Underlying Options/ SARs (#)		All Other Comp. ($)	
James Scarborough	2002	832,693	879,800	107,804	(2)			90,602	(3)
Chairman, Chief Executive	2001	720,192	1,875,000	1,023,268	(4)	1,175,000	(5)	190,122	(6)
Officer and President	2000	302,308	300,000	219,418	(7)	-		1,112	
Michael E. McCreery	2002	370,673	336,400	57,133	(8)			35,524	(9)
Executive Vice President and	2001	338,558	770,000	529,456	(10)	235,000	(5)	78,311	(11)
Chief Financial Officer	2000	-	-	-		-		-	
Vivian McDonald	2002	340,673	238,100	54,071	(12)			28,668	(13)
Executive Vice President,	2001	314,615	704,000	294,560	(14)	150,000	(5)	73,373	(15)
General Merchandise Manager	2000	125,000	90,000	10,530	(16)	-		828	
Ernest Cruse	2002	317,899	220,800	53,897	(17)			23,622	(18)
Executive Vice President,	2001	276,443	660,000	244,295	(19)	150,000	(5)	67,273	(20)
Store Operations	2000	223,958	67,500	150,777	(21)	10,000	(22)	1,544	
Ron Lucas	2002	295,673	207,000	50,759	(23)			23,172	(24)
Executive Vice President,	2001	266,154	605,000	601,084	(25)	150,000	(5)	61,473	(26)
Human Resources	2000	232,500	69,750	540,937	(27)	-		2,107	
Dennis Abramczyk	2002	295,673	207,000	49,947	(28)			23,033	(29)
Executive Vice President,	2001	267,404	605,000	246,225	(30)	150,000	(5)	61,799	(31)
General Merchandise Manager	2000	227,500	72,000	774	(32)	-		1,064	

(1) Amounts reflect bonuses earned during the fiscal year covered (and paid during the subsequent fiscal year).

(2) Amount shown reflects deferred compensation matching contributions of $85,246, health insurance benefits of $6,140, estate planning allowances of $1,536, cellular phone allowances of $1,560, gross up for taxes of $1,322 and automobile allowance of $12,000 paid to Mr. Scarborough during 2002.

(3)   Amount shown reflects deferred compensation matching contributions of $87,980 related to bonus earned in 2002 and premiums paid for life insurance coverage of $2,622.

(4)   Amount shown reflects bankruptcy emergence bonus of $1,000,000, deferred compensation matching contributions of $5,918, health insurance benefits of $5,350 and automobile allowance of $12,000 paid to Mr. Scarborough during 2001.

(5)   Represents stock options granted under the Company's 2001 Equity Incentive Plan.

(6)   Amount shown reflects deferred compensation matching contributions of $187,500 related to bonus earned in 2001 and premiums paid for life insurance coverage of $2,622.

(7)   Amount shown reflects moving expenses of $127,918, automobile allowance of $5,000, health insurance benefits of $1,257 and gross up for taxes of $85,243 paid to Mr. Scarborough during 2000.

(8)   Amount shown reflects deferred compensation matching contributions of $38,896, health insurance benefits of $4,677, cellular phone allowances of $1,560 and automobile allowance of $12,000 paid to Mr. McCreery during 2002.

(9)   Amount shown reflects deferred compensation matching contributions of $33,640 related to bonus earned in 2002 and premiums paid for life insurance coverage of $1,884.

(10)   Amount shown reflects bankruptcy emergence bonus of $500,000, deferred compensation matching contributions of $2,831, moving expense of $8,594, health insurance benefits of $3,045, automobile allowance of $11,000 and gross up for taxes of $3,986 paid to Mr. McCreery during 2001.

(11)   Amount shown reflects deferred compensation matching contributions of $77,000 related to bonus earned in 2001 and premiums paid for life insurance coverage of $1,311.

(12)   Amount shown reflects deferred compensation matching contributions of $35,438, health insurance benefits of $1,632, estate planning allowance of $2,998, gross up for taxes of $2,003 and automobile allowance of $12,000 paid to Ms. McDonald during 2002.

(13)   Amount shown reflects deferred compensation matching contributions of $23,810 related to bonus earned in 2002 and premiums paid for life insurance coverage of $4,858.

(14)   Amount shown reflects Key Employee Retention Program bonus of $180,000, bankruptcy emergence bonus of $100,000, deferred compensation matching contributions of $2,560 and automobile allowance of $12,000 paid to Ms. McDonald during 2001.

(15)   Amount shown reflects deferred compensation matching contributions of $70,400 related to bonus earned in 2001 and premiums paid for life insurance coverage of $2,973.

(16)   Amount shown reflects moving expense of $4,076, automobile allowance of $4,000 and gross up for taxes of $2,454 paid to Ms. McDonald during 2000.

(17)   Amount shown reflects deferred compensation matching contributions of $33,630, health insurance benefits of $6,140, estate planning allowances of $340, cellular phone allowances of $1,560, gross up for taxes of $227 and automobile allowance of $12,000 paid to Mr. Cruse during 2002.

(18)   Amount shown reflects deferred compensation matching contributions of $22,080 related to bonus earned in 2002 and premiums paid for life insurance coverage of $1,542.

(19)   Amount shown reflects Key Employee Retention Program bonus of $135,000, bankruptcy emergence bonus of $100,000, deferred compensation matching contributions of $2,456, health insurance benefits of $2,224 and automobile allowance of $4,615 paid to Mr. Cruse during 2001.

(20)   Amount shown reflects deferred compensation matching contributions of $66,000 related to bonus earned in 2001 and premiums paid for life insurance coverage of $1,273.

(21)   Amount shown reflects deferred compensation distribution of $109,801, pension equalization benefit of $476 and a Key Employee Retention Program bonus of $40,500 paid to Mr. Cruse during 2000.

(22)   Represents options of the Company's predecessor cancelled upon effectiveness of the Plan of Reorganization.

(23)   Amount shown reflects deferred compensation matching contributions of $31,396,   health insurance benefits of $4,677, estate planning allowance of $675, cellular phone allowance of $1,560, gross up for taxes of $451 automobile allowance of $12,000 paid to Mr. Lucas during 2002.

(24)   Amount shown reflects deferred compensation matching contributions of $20,700 related to bonus earned in 2002 and premiums paid for life insurance coverage of $2,472.

(25)   Amount shown reflects debt forgiveness of $293,252 during 2001. Amount shown also reflects Key Employee Retention Program bonus of $139,500, bankruptcy emergence bonus of $100,000, deferred compensation matching contributions of $2,254, health insurance benefits of $4,078, automobile allowance of $12,000 and gross up for taxes of $50,000 paid to Mr. Lucas during 2001.

(26)   Amount shown reflects deferred compensation matching contributions of $60,500 related to bonus earned in 2001 and premiums paid for life insurance coverage of $973.

(27)   Amount shown reflects debt forgiveness of $150,000 during 2000. Amount shown also reflects deferred compensation distribution of $257,999, pension equalization benefit of $23,954, gross up for taxes of $50,000, Key Employee Retention Program bonus of $41,850, automobile allowance of $12,000 and health insurance benefits of $5,134 paid to Mr. Lucas during 2000.

(28)   Amount shown reflects deferred compensation matching contributions of $31,413, health insurance benefits of $4,557, estate planning allowance of $250, cellular phone allowance of $1,560, gross up for taxes of $167 and automobile allowance of $12,000 paid to Mr. Abramczyk during 2002.

(29)   Amount shown reflects deferred compensation matching contributions of $20,700 related to bonus earned in 2002 and premiums paid for life insurance coverage of $2,333.

(30)   Amount shown reflects Key Employee Retention Program bonus of $144,000, bankruptcy emergence bonus of $100,000 and deferred compensation matching contributions of $2,225 paid to Mr. Abramczyk during 2001.

(31)   Amount shown reflects deferred compensation matching contributions of $60,500 related to bonus earned in 2001 and premiums paid for life insurance coverage of $1,299.

(32)   Amount shown reflects interest on loan of $137 and gross up for taxes of $637 paid to Mr. Abramczyk during 2000.

Stock Options and Stock Appreciation Rights

Option/SAR Grants During 2002

There were no stock options or stock appreciation rights granted to the executive officers named in the Summary Compensation Table during 2002.

Aggregated Option/SAR Exercises During 2002 and 2002 Year-End Option/SAR Values

The following table summarizes exercises of stock options by the executive officers named in the Summary Compensation Table during 2002, as well as the number and value of all unexercised options held by those executive officers at the end of 2002:

AGGREGATED OPTIONS/SARS EXERCISES IN 2002, AND FEBRUARY 1, 2003 SAR/OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($) (1)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at FY-End ($) (2) Exercisable/ Unexercisable
James Scarborough	-	-	293,750/881,250	925,313/2,775,937
Michael E. McCreery	-	-	58,750/176,250	185,063/555,187
Vivian McDonald	-	-	37,500/112,500	118,125/354,375
Ernest Cruse	-	-	37,500/112,500	118,125/354,375
Ron Lucas	-	-	37,500/112,500	118,125/354,375
Dennis Abramczyk	-	-	37,500/112,500	118,125/354,375

(1) Value realized is based upon the fair market value of the common stock at the exercise date minus the exercise price.

(2) Value is based upon the closing price of the common stock on February 1, 2003 of $18.15 minus the average exercise price.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table is as of February 1, 2003 and provides information concerning the Company's 2001 Equity Incentive Plan under which the Company's common stock is authorized for issuance to officers, outside Directors and other key employees upon the exercise of stock options granted:

Plan category	(a) Number of securities to be issued upon exercises of outstanding options	(b) Weighted-average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,566,406	$15.21	349,931
Equity compensation plans not approved by security holders	-	-	-
Total	3,566,406	$15.21	349,931

STOCK PRICE PERFORMANCE GRAPH

The following graph shows changes from August 24, 2001 (the date the Company emerged from the Bankruptcy Proceeding) through January 31, 2003 (the last trading date in fiscal 2002) in the value of $100 invested in (1) the Company's common stock, (2) the Standard & Poor's 500 Index, and (3) the Standard & Poor's 500 Retail Index. The values of each investment are based on share price appreciation plus, in the case of the indices, dividends paid in cash, with dividends reinvested. The Company did not pay dividends during the period indicated. The calculations exclude trading commissions and taxes.



Date	Stage Stores, Inc.	S&P 500 Index	S&P 500 Retail Index
	■	●	▲
8/30/01	$100.00 (1)	$100.00	$100.00
2/01/02	$286.23	$94.71	$ 110.37
1/31/03	$192.27	$95.38	$78.95

(1) Based upon $9.44 closing price on first day of trading after bankruptcy emergence as provided by the Pink Sheets.

Employment Agreements

In General. On January 30, 2002, the Company entered into Employment Agreements (the "Agreements") with James Scarborough, Michael McCreery, Vivian McDonald (formerly Vivian Baker), Ernest Cruse, Ron Lucas, and Dennis Abramczyk, respectively (collectively, the "Executives").   Under the terms of the respective Agreements, Mr. Scarborough is employed as Chairman of the Board, Chief Executive Officer and President, Mr. McCreery is employed as Executive Vice President and Chief Financial Officer, Ms. McDonald is employed as Executive Vice President, General Merchandise Manager, Mr. Cruse is employed as Executive Vice President, Store Operations, Mr. Lucas is employed as Executive Vice President of Human Resources, and Mr. Abramczyk is employed as Executive Vice President, General Merchandise Manager. The Agreements provide for a Base Salary, as well as Incentive Compensation based upon the Company's operating results for the applicable fiscal year and any extraordinary, unusual or non-recurring items realized or incurred by the Company during the applicable fiscal year deemed appropriate by the Board. The Agreements also provide for the Executives' participation in all other bonus and benefit plans available to executive officers of the Company. The Employment Agreements of these executive officers are included as exhibits to the Company's 2002 and 2003 Annual Reports on Form 10-K.

Mr. Scarborough and Mr. McCreery. The Employment Agreements of Mr. Scarborough and Mr. McCreery provide that if the Executive is terminated by the Company for Good Cause (as defined in the Agreement), he will be entitled to receive any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination, and he will automatically forfeit any unvested stock options, warrants or similar rights in the Company as of the date of termination. If he is terminated by the Company without Good Cause or terminates employment with the Company for Good Reason (as defined in the Agreement), he will be entitled to receive: (i) any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination, (ii) an amount equal to two times (one and one-half times in the case of Mr. McCreery) the aggregate of the Base Salary plus the Incentive Compensation at the Target Rate (as defined in the Agreement) in effect as of the date of termination, (iii) the Incentive Compensation for the fiscal year in which the termination occurs pro-rated through the date of termination, (iv) continuation of certain fringe benefits to which he is participating as of the date of termination for a period of 24 months (18 months in the case of Mr. McCreery) from the date of termination, and (v) payment of outplacement services for a period of 24 months (12 months in the case of McCreery) from the date of termination with payments not to exceed $15,000 for any 12 month period, and he will automatically forfeit any unvested stock options, warrants or similar rights in the Company as of the date of termination. If the Executive terminates employment with the Company without Good Reason, he will be entitled to receive any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination, and he will automatically forfeit any unvested stock options, warrants or similar rights in the Company as of the date of termination. If a Change in Control (as defined in the Agreement) occurs, and during the period beginning 3 months before and ending 24 months after the Change in Control, the Company or its successor terminates this Agreement without Good Cause or he terminates employment with the Company or its successor with Good Reason, he will be entitled to receive: (i) any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of the Change in Control or termination, (ii) an amount equal to three times the aggregate of the Base Salary plus the Incentive Compensation at the Target Rate (as defined in the Agreement) in effect as of the date of the Change in Control or termination, (iii) the Incentive Compensation for the fiscal year in which the Change in Control or termination occurs pro-rated through the date of the Change in Control or termination, (iv) continuation of certain fringe benefits to which he is participating as of the date of Change in Control or termination for a period of 36 months from the date of the Change in Control or termination, (v) payment of outplacement services for a period of 24 months (12 months in the case of Mr. McCreery) from the date of the Change in Control or termination with payments not to exceed $15,000 for any 12 month period, and (vi) continuation of the financial planning allowance for a period of 36 months from the date of the Change in Control or termination, and all his stock options, warrants or similar rights in the Company will immediately become fully and completely vested and exercisable as of the date of the Change in Control or termination and the Company or its successor shall be obligated to compensate him for any options or rights he does not exercise within 60 days of the date of the Change in Control or termination at the price and in the manner described in the Agreement. If any payment to the Executive subjects him to any excise tax, the Company shall pay him a gross-up payment to compensate him for the amount of the excise taxes.

Ms. McDonald, Mr. Cruse, Mr. Lucas and Mr. Abramczyk: The Employment Agreements of Ms. McDonald, Mr. Cruse, Mr. Lucas and Mr. Abramczyk provide that if the Executive is terminated by the

Company for Good Cause (as defined in the Agreements), the Executive will be entitled to receive any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination, and the Executive will automatically forfeit any unvested stock options, warrants or similar rights in the Company as of the date of termination. If the Executive is terminated by the Company without Good Cause or terminates employment with the Company for Good Reason (as defined in the Agreement), the Executive will be entitled to receive: (i) any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination; (ii) an amount equal to one times the aggregate of the Base Salary plus the Incentive Compensation at the Target Rate (as defined in the Agreement) in effect as of the date of termination; (iii) the Incentive Compensation for the fiscal year in which the termination occurs pro-rated through the date of termination; (iv) continuation of certain fringe benefits to which the Executive is participating as of the date of termination for a period of 12 months from the date of termination; and (v) payment of outplacement services, not to exceed $15,000, for a period of 12 months from the date of termination, and the Executive will automatically forfeit any unvested stock options, warrants or similar rights in the Company as of the date of termination. If the Executive terminates employment with the Company without Good Reason, the Executive will be entitled to receive any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination, and the Executive will automatically forfeit any unvested stock options, warrants or similar rights in the Company as of the date of termination. If a Change in Control (as defined in the Agreement) occurs and Executive is not employed with the Company or its successor thereafter, the Executive will be entitled to receive: (i) any Base Salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of the Change in Control or termination; (ii) an amount equal to two times the aggregate of the Base Salary plus the Incentive Compensation at the Target Rate (as defined in the Agreement) in effect as of the date of the Change in Control or termination; (iii) the Incentive Compensation for the fiscal year in which the Change in Control or termination occurs pro-rated through the date of the Change in Control or termination; (iv) continuation of certain fringe benefits to which the Executive is participating as of the date of Change in Control or termination for a period of 24 months from the date of the Change in Control or termination; (v) payment of outplacement services, not to exceed $15,000, for a period of 12 months from the date of the Change in Control or termination; and (vi) continuation of the financial planning allowance for a period of 12 months from the date of the Change in Control or termination, and all stock options, warrants or similar rights of the Executive in the Company will immediately become fully and completely vested and exercisable as of the date of the Change in Control or termination and the Company or its successor shall be obligated to compensate the Executive for any options or rights the Executive does not exercise within 60 days of the date of the Change in Control or termination at the price and in the manner described in the Agreement. If any payment to the Executive subjects the Executive to any excise tax, the Company shall pay to the Executive a gross-up payment to compensate the Executive for the amount of the excise taxes.

Retirement Benefits

Deferred Compensation Plans

The Company has two deferred compensation plans (the "Deferred Compensation Plans") which provide executives, certain officers and other key employees of the Company with the opportunity to participate in unfunded, deferred compensation programs that are not qualified under the Internal Revenue Code of 1986, as amended, the ("Code"). Generally, the Code and the Employee Retirement Income Security Act of 1974, as amended, restrict contributions to a 401(k) plan by highly compensated employees. The Deferred Compensation Plans are intended to allow participants to defer income on a pre-tax basis. Under the Deferred Compensation Plans, participants may defer up to 50% of Base Salary and up to 100% of any bonus and earn a rate of return based on actual investments chosen by each participant. The Company has established grantor trusts for the purposes of holding assets to provide benefits to the participants. For the plan involving the executives and certain officers, the Company will match 100% of each participant's contributions, up to 10% of the sum of their base salary and any bonus. For the plan involving the other key employees, the Company may make an annual discretionary matching contribution. The Company currently matches 50% of each participant's contributions, up to 6% of the participant's compensation offset by what contribution the Company makes to the participant's 401(k) account, if any. For both plans, company contributions are vested 100%. In addition, the Company may, with approval of the Board, in its sole discretion, make an additional employer contribution in any amount with respect to any participant as is determined in its sole discretion. The Company's matching contribution expense for the Deferred Compensation Plans was approximately $0.8 and $0.7 million for 2002 and 2001, respectively.

401(k) Savings Plan

The Company has a contributory 401(k) savings plan covering substantially all qualifying employees. Under the 401(k) savings plan, participants may contribute up to 25% of their qualifying earnings, subject to certain restrictions. The Company may make an annual discretionary matching contribution. The Company currently matches 50% of each participant's contributions, limited to 6% of each participant's compensation. The Company's matching contributions were approximately $0.8 million for 2002, 2001 and 2000.

Frozen Defined Benefit Plan

The Company has a defined benefit plan (the "Retirement Plan") that was frozen effective June 30, 1998. There are no future benefit accruals after that date. Any service after that date will continue to count toward vesting and eligibility for normal and early retirement. Benefits are administered through a trust arrangement which provides monthly payments or lump sum distributions. The Retirement Plan covered substantially all employees who had met eligibility requirements and were enrolled prior to June 30, 1998. Benefits under the plan were based upon a percentage of the participant's earnings during each year of credited service.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board (the "Audit Committee") is comprised of four directors. The four members of the Committee listed below are independent directors as defined by Nasdaq rules. The Audit Committee has adopted a written charter which has been approved by the Board. The Audit Committee has reviewed and discussed the Company's audited financial statements with management, which has primary responsibility for the financial statements. Deloitte & Touche LLP, the Company's independent auditors for 2000, 2001 and 2002, is responsible for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles. The Committee has discussed with Deloitte & Touche the matters that are required to be discussed by Statement on Auditing Standards No. 61 Communication With Audit Committees. Deloitte & Touche has provided to the Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Committee discussed with Deloitte & Touche that firm's independence. The Committee also concluded that Deloitte Touche's provision of non-audit services to the Company and its affiliates is compatible with Deloitte & Touche's independence.

Based on the considerations referred to above, the Audit Committee approved and recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for 2002 and that Deloitte & Touche be appointed independent auditors for the Company for 2003. The foregoing report is provided by the following independent directors, who constitute all of the members of the Audit Committee:

Alan Gilman (Chairman)   John Mentzer
Scott Davido   Walter Salmon

ITEM 2 – RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS FOR 2003

In General

Upon the recommendation and approval of the Audit Committee, the Board has approved the selection of Deloitte & Touche LLP as independent auditors of the Company and its subsidiaries for fiscal 2003. This selection is being presented to the shareholders for their ratification. Proxies solicited by the Board will, unless otherwise directed, be voted to ratify the appointment by the Board of Deloitte & Touche LLP as independent auditors of the Company and its subsidiaries for fiscal 2003. Deloitte & Touche LLP has been the Company's independent auditors for the 2000, 2001 and 2002 fiscal years. The Board has been advised by Deloitte & Touche LLP that they are independent auditors with respect to the Company within the meaning of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated under such act.

A representative from Deloitte & Touche LLP is expected to be at the Annual Meeting and will have the opportunity to make a statement if such representative so desires and will be available to respond to appropriate questions during the meeting.

Principal Accounting Fees and Services

The Company retained Deloitte & Touche LLP and the member firms of Deloitte & Touche (collectively "Deloitte & Touche") to audit the consolidated financial statements for 2001 and 2002 and to provide various advisory, auditing, and consulting services in 2001 and 2002. The Company understands the need for Deloitte & Touche to maintain objectivity and independence in its audit of the Company's financial statements. The Company does not use Deloitte & Touche for internal audit work and will only use Deloitte & Touche for non-audit work when it concludes that Deloitte & Touche is the most appropriate provider of that service. The Audit Committee annually evaluates whether the Company's use of Deloitte & Touche for non-audit services is compatible with Deloitte & Touche's independence. The aggregate fees billed by Deloitte & Touche, the member firms of Deloitte & Touche Tohmatsu and their respective affiliates in 2001 and 2002 for these various services were:

Description of Professional Service	Amount Billed	
	2001	**2002**
Audit Fees – for professional services for the audit of the Company's annual financial statements and review of financial statements in the Company's 10-Qs. Additionally in 2001, audit fees consisted of professional services for Form 10 filing and Registration Statement on Form S-8.	$320,650	$307,840
Audit-Related Fees – for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported as Audit Fees. In 2001, fees included consultation regarding Statement of Financial Accounting Standards No. 140, regulatory consulting services for Granite National Bank, and other miscellaneous accounting and tax consultation and benefit plan audits. In 2002, fees were for professional services rendered in connection with benefit plan audits.	$303,105	$20,000
Tax Fees – for professional services rendered for tax compliance, tax advice, and tax planning.	$34,000	$33,400
Financial Information Systems Design and Implementation Fees	$-0-	$-0-
All Other Fees – for products and services other than Audit Fees, Audit-Related Fees, Tax Fees and Financial Information Systems Design and Implementation Fees. In 2001, fees were for professional services rendered in connection with the evaluation of IT policies, procedures and assistance with the compilation of IT policies and procedures.	$43,000	$-0-

Pre-Approval Policies

Pursuant to the Audit Committee's charter and policies adopted pursuant to the charter, all non-audit services performed for the Company by Deloitte & Touche must be reviewed and approved in advance by the Audit Committee. Since December 5, 2002, all new engagements of audit and non-audit services were approved by the Audit Committee.

Ratification of the Appointment of Deloitte & Touche LLP as Independent Auditors

Deloitte & Touche has been recommended and approved by the Audit Committee for reappointment as the independent auditors for the Company and its subsidiaries for fiscal 2003. Consequently, the Board has approved the selection of Deloitte & Touche as the Company's independent auditors for 2003.

Your Board of Directors recommends a vote **FOR** the following proposal:

RESOLVED that the appointment by the Board of Directors of the firm of Deloitte & Touche LLP, Houston, Texas, as independent auditors for the Company for 2003, is hereby ratified.

_____

ITEM 3 - APPROVAL OF MATERIAL TERMS OF EXECUTIVE OFFICER PERFORMANCE GOALS
_____

In General

United States tax laws generally do not allow publicly-held companies to obtain tax deductions for compensation of more than $1 million paid in any year to any of their five most highly paid executive officers unless such payments are "performance-based" as defined in the tax laws. One of the requirements for compensation to be performance-based under those laws is that the Company must obtain shareholder approval every five years of the material terms of performance goals for such compensation. In accordance with Internal Revenue Service rules, the material terms which the shareholders approve constitute the framework within which the Compensation Committee would set the actual performance goals. Under the tax rules, the Committee must be comprised solely of two or more outside directors.

In this proposal, to enable the Company to continue to receive tax deductions for such executive compensation awarded until the 2008 Annual Meeting, the Board is recommending shareholder approval of the material terms of performance goals – the framework for the Compensation Committee's specific actions and awards – for two specified forms of compensation to be awarded to executive officers of the Company during the next five years. The two forms of executive compensation are: (1) stock options granted under the Company's 2001 Equity Incentive Plan (the "2001 Plan") or its successor; and (2) performance based annual bonuses under the Company's Incentive Compensation Plan. The framework to be approved by the shareholders is set forth in the next section. Following that section is background material, as required by SEC rules, summarizing the key terms of these awards, and the material features of the plans under which these awards are granted. If approved by the shareholders, this proposed framework of the material terms of performance goals would enable the Company to continue to receive tax deductions for these forms of compensation awarded to executive officers of the Company until the 2008 Annual Meeting.

This proposal differs from the proposal approved by the Company's shareholders at the 2002 Annual Meeting only in that the business criteria, upon which the performance goal for annual bonuses under the Incentive Compensation Plan will be based, will be the Company's annual income before income tax ("Pre-Tax Income") rather than sales and earnings before interest, taxes, depreciation and amortization ("Operating EBITDA").

Material Terms of the Executive Officer Performance Goals

In General. As defined in the tax rules, the following are the material terms of performance goals which shareholders must approve if the Company is to obtain tax deductions for the specified forms of performance-based compensation for executives whose total annual compensation exceeds $1 million: (i) the group of employees whose compensation would be subject to the performance goals, who are described in the next paragraph; (ii) the business criteria on which each of the performance goals is based, which are described in the second paragraph below; and (iii) the maximum amounts payable to any executive officer under each performance goal, which are described in the third paragraph below.

Employees Eligible to Receive Compensation. The group of employees whose compensation would be subject to the performance goals would be eight of the Company's executive officers, as defined in SEC rules. These executive officers are included in those listed annually in our Form 10-K filed with the SEC and in this Proxy Statement. Although the tax laws only limit deductibility for compensation paid to the Chief Executive Officer and the four most highly paid executive officers other than the Chief Executive Officer, the performance goals will be applied to all executive officers in the event that one or more of them should become one of the four most highly compensated other than the Chief Executive Officer, during the five-year period covered by this proposal.

Business Criteria on Which Each of the Performance Goals is Based. The business criteria, upon which the performance goal for annual bonuses under the Incentive Compensation Plan will be based, is the Company's Pre-Tax Income. In determining the amount and timing of stock option awards, the Compensation Committee will consider the recipient's position and scope of responsibility and that individual's ability to affect the future operating performance of the Company. All of the criteria described above for performance awards will be subject to adjustments by the Compensation Committee to remove the effect of unusual events.

Maximum Amounts Payable to Any Executive Officer Under Each Performance Goal. The aggregate maximum amount payable to any executive officer under the performance goals stated above is estimated to be $3,500,000.

The Committee has established business criteria and maximum amounts that it considers to be appropriate in light of foreseeable contingencies and future business conditions. If approved by the shareholders, this proposal would not limit the Company's right to award or pay other forms of compensation (including, but not limited to, salary, or other stock-based awards under the 2001 Equity Incentive Plan) to the Company's executive officers, regardless of whether or not the performance goals for annual bonuses, stock options, or other long-term performance awards in this proposal are achieved in any future year, and whether or not payment of such other forms of compensation would be tax deductible. The key terms of the forms of performance-based compensation covered in this proposal, and the plans under which they are paid or awarded, are described below.

Background: Terms of Awards and Plans

As noted above, and as required by SEC rules, the following sections describe both the general terms of the award that will be subject to the performance goals and the material features of the plans under which the awards are granted.

Annual Bonuses and Material Features of the Incentive Compensation Plan

Annual bonuses for members of management and other key employees of the Company and its subsidiaries are determined and paid under the Incentive Compensation Plan. This plan is administered by the Compensation Committee. The Compensation Committee selects employees eligible to participate in the Incentive Compensation Plan. Currently, eight executive officers are eligible for and received bonuses for 2002 under the Incentive Compensation Plan.

Each year, the Compensation Committee determines the specific annual bonus for each officer of the Company. That amount has been, and if this proposal is approved would continue to be, a percentage of Base Salary which is awarded by the Board based upon achievement of planned fiscal Pre-Tax Income results. Normal performance bonus amounts paid could range from 0% up to 150% of Base Salary based upon actual results versus the fiscal Pre-Tax Income plan, subject to certain adjustments specified by the Compensation Committee in writing, and would also be subject to the maximum annual limit discussed above. Bonuses are paid as soon as practicable following these determinations, except that the Compensation Committee may require deferral of, or may permit a participant to elect to defer, all or part of his or her bonus. The Board may amend, suspend, or terminate the Incentive Compensation Plan, including amending the plan in a way that might increase the Company's costs. The amounts paid to the named executive officers for 2002 under the Incentive Compensation Plan are disclosed in the column labeled "Bonus" in the Summary Compensation Table on page 12. For 2002, the eight executive officers were paid a total of $2.4 million in bonuses under the Incentive Compensation Plan. The amount of bonuses to be paid to Incentive Compensation Plan participants for 2003, if this proposal is approved, cannot presently be determined.

Material Features of the 2001 Equity Incentive Plan

Long-Term Performance Awards Under the Plan. Pursuant to the Plan of Reorganization as approved by the Company's shareholders (former creditors) and the Bankruptcy Court, the Company has established the 2001 Equity Incentive Plan to reward, retain and attract key personnel and non-employee directors and has reserved 4,000,000 shares for issuance of awards under the 2001 Equity Incentive Plan. The 2001 Equity Incentive Plan is administered by the Compensation Committee of the Board, which has the power to select the key employees and non-employee Directors to be granted awards under the 2001 Equity Incentive Plan, to determine the size, type and term of awards to be made to each individual selected, to modify the terms of any award that has been granted, to determine the time when awards will be granted, to establish performance objectives and to prescribe the form of the instruments embodying awards under the 2001 Equity Incentive Plan. Key employees and non-employee Directors are eligible to receive grants of options under the 2001 Equity Incentive Plan. Awards under the 2001 Equity Incentive Plan include, but need not be limited to, qualified and non-qualified stock options, stock appreciation rights or restricted stock grants. Nothing contained in the 2001 Equity Incentive Plan prevents the Company from adopting or continuing in effect other or additional compensation arrangements. The Compensation Committee's determination and interpretations under the 2001 Equity Incentive Plan will be binding on all interested persons.

The exercise price per share of stock purchasable under any stock option shall not be less than 100% of the fair market value of the stock or other security on the date of the grant of such option. However, if the Committee so determines, in the case of certain awards retroactively granted in tandem with or in substitution for other awards under the 2001 Equity Incentive Plan or for any outstanding awards granted under any other plan of the Company, the exercise price may be the price on the date of original grant of such awards. The Board may amend, alter, or discontinue the 2001 Equity Incentive Plan at any time, including amending it in ways that might increase the cost to the Company, provided that share holder approval must generally be obtained for any amendment that would increase the number of shares available for awards or that would permit the granting of options, or other stock-based awards encompassing rights to purchase shares at prices below fair market value at the time of the award.

Subject to adjustment as described below, the Company's common stock including treasury shares as of the first day of each calendar year (including any partial year) during which the 2001 Equity Incentive Plan is in effect shall become available for granting awards in such year. As of February 1, 2003, 349,931 stock options are available for awards in 2003 and future years. Under the 2001 Equity Incentive Plan, all stock options available for granting as awards in any year that are not used will be available for use in subsequent years. In the event of a stock split, stock dividend, or other change in corporate structure, the Compensation Committee will adjust the number and type of shares which may be made the subject of new awards or are then subject to outstanding awards and other award terms. The Compensation Committee is also authorized, for similar purposes, to make adjustments in performance award criteria or in the terms and conditions of other awards in recognition of unusual or nonrecurring events affecting the Company or its financial statements or of changes in applicable laws, regulations, or accounting principles. The awards that may be granted under the 2001 Equity Incentive Plan following the 2003 Annual Meeting cannot presently be determined. A copy of the 2001 Equity Incentive Plan is attached as an Exhibit to the Company's Form 10 filed on October 29, 2001. In determining the amount and timing of stock option awards, the Compensation Committee will consider the recipient's position and scope of responsibility and that individual's ability to affect the future operating performance of the Company.

Conclusion

In summary, if the shareholders approve this proposal, the material terms of the performance goals described above will constitute the framework within which the Compensation Committee will set specific performance goals for the two forms of compensation also described above to be awarded to executive officers of the Company between the dates of the 2003 and 2008 Annual Meetings, and therefore preserve the Company's ability to obtain tax deductions for such compensation.

Your Board of Directors therefore recommends a vote FOR the proposal to approve the material terms of executive officer performance goals.

ITEM 4 - APPROVAL OF 2003 NON-EMPLOYEE DIRECTOR EQUITY COMPENSATION PLAN

In General

In order to reward, retain and attract non-employee Directors, to provide non-employee Directors with the opportunity to align their interests with those of the shareholders, and to enable non-employee Directors to enhance their retirement security by permitting them to enter into annual agreements to defer certain director fees, the Board adopted the 2003 Non-Employee Director Equity Compensation Plan (the "Plan") on April 15, 2003, subject to shareholder approval. Nasdaq rules require shareholder approval when a purchase plan is to be established pursuant to which stock may be acquired by directors.

Summary of Material Terms of the Plan

The following discussion is intended to be a brief summary of the material terms of the Plan. The Plan is attached as Appendix B to this Proxy Statement. Shareholders are encouraged to read the entire Plan. Capitalized terms shall have the meanings ascribed to them in the Plan.

Stock Reserved. One hundred thousand (100,000) shares of the Company's authorized common stock have been reserved for issuance under the Plan. Common stock issued under the Plan may be authorized but unissued shares, treasury shares, or any combination thereof. If there is any change in the shares of common stock, as by stock splits, reverse stock splits, stock dividends or recapitalization, the number of shares of common stock which may be issued under the Plan will be appropriately adjusted.

Director's Election. If the Plan is approved by the Company's shareholders, a Director may elect to receive the Annual Retainer, the Lead Independent Director Retainer, the Committee Chairman Fee and such other compensation as the Board may deem appropriate, as the case may be, either (a) in Restricted Stock, Deferred Stock Units, cash, or a combination of Restricted Stock, Deferred Stock Units and cash at the time that such compensation is earned, or (b) in cash or Restricted Stock at a later date. Any issuance of Restricted Stock in lieu of cash will be made by the Company on such terms and conditions as the Board may establish. In any event, in order to receive Restricted Stock, a Director must, at a minimum, (a) notify the Company of his or her current election to receive Restricted Stock by executing an applicable Election Form, and (b) execute a Shareholder Agreement by which he or she agrees not to sell any of the Restricted Stock until he or she leaves the Board. Any Restricted Stock Certificate issued to a Director in lieu of cash will bear restrictive legends consistent with the terms and conditions established by the Board for the issuance of the Restricted Stock as well as such other restrictive legends as may be required by law or SEC regulation.

The amount of any Director fees which the Director has designated to be used for the acquisition of Restricted Stock or Deferred Stock Units under the Plan shall be credited toward the Director's obligation to develop and maintain a stock position in the Company with an original investment of at least $50,000 within three years of his or her initial election to the Board as set forth in the Company's Corporate Governance Guidelines.

Distribution of Benefits. Distribution of benefits from the Plan will be made no earlier than the Director's Termination of Service or in the event of an approved Hardship. Subject to the Plan Administrator's approval, a Director may elect either (a) a single lump sum cash distribution of his or her Deferred Stock Unit Amount plus the balance of all other funds credited to his or her Director's Account, or (b) a single Common Stock distribution of the entire Deferred Stock Unit Amount reflected in the Director's Account. The number of shares of Common Stock to be distributed will be equal to the number of Deferred Stock Units credited to the Director's Account. The shares of Common Stock to be distributed may be treasury shares, or authorized but unissued shares, or a combination of both. Any additional funds remaining in the Director's Account shall be distributed in a single lump sum cash payment. All certificates for shares of Common Stock issued under the Plan for the Deferred Stock Unit Amount will bear restrictive legends consistent with the terms and conditions established by the Board for the issuance of the Restricted Stock as well as such other restrictive legends as may be required by law or SEC regulation.

Administration of the Plan. The Board shall be responsible for appointing a Plan Administrator to administer the Plan. The Plan Administrator may be any individual or a committee authorized to act collectively on behalf of the Plan. The Plan Administrator will have sole discretionary responsibility for the operation, interpretation and administration of the Plan. Any action taken on any matter within the discretion of the Plan Administrator shall be final, conclusive and binding on all parties. In order to discharge its duties under the Plan, the Plan Administrator has the power and authority to adopt, interpret, alter, amend or revoke rules and regulations necessary to administer the Plan, to delegate ministerial duties and to employ such outside professionals as may be required for prudent administration of the Plan. The Plan Administrator also has the authority to enter into agreements on behalf of the Company necessary to implement the Plan.

Conclusion

In summary, if the shareholders approve this proposal, the Plan will become effective as of the date of the Annual Meeting.

Your Board of Directors recommends a vote FOR the proposal to approve the 2003 Non-Employee Director Equity Compensation Plan, as it may be amended from time to time.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and officers ("reporting persons") to file reports with disclosing their ownership, and changes in their ownership of the Company's common stock. Copies of these reports must also be furnished to the Company.

Based solely upon its review of the copies of reports furnished to the Company and written representations that no other reports are required, during 2002, the Company believes that all of the Company's officers and directors made all required filings on a timely basis.

ADDITIONAL INFORMATION

Deadline for Shareholders for Inclusion in Next Year's Proxy Statement

To be considered for inclusion in next year's Proxy Statement, shareholder proposals must be received at the Company's principal executive offices no later than the close of business on January 2, 2004. Proposals should be addressed to Michael McCreery, Secretary, Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025.

Other Shareholder Proposals for Presentation at Next Year's Annual Meeting

For any proposal that is not submitted for inclusion in next year's Proxy Statement, but is instead sought to be presented directly at the 2004 Annual Meeting, SEC rules permit management to vote proxies in its discretion if the Company: (1) receives notice of the proposal before the close of business on March 17, 2004, and advises shareholders in the 2004 Proxy Statement about the nature of the matter and how management intends to vote on such matter, or (2) does not receive notice of the proposal prior to the close of business on March 17, 2004. Notices of intention to present proposals at the 2004 Annual Meeting should be addressed to Michael McCreery, Secretary, Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025.

Voting Securities

Shareholders of record at the close of business on April 11, 2003, will be eligible to vote at the meeting. The voting securities of the Company consist of its $0.01 par value common stock, of which 18,879,730 shares were outstanding on April 11, 2003. Each share outstanding on the record date will be entitled to one vote. Treasury shares are not voted. Individual votes of shareholders are kept private, except as appropriate to meet legal requirements. Access to proxies and other individual shareholder voting records is limited to the Independent Inspectors of Election and certain employees of the Company and its agents who must acknowledge in writing their responsibility to comply with this policy of confidentiality.

Vote Required for Approval

The nominees receiving the nine highest vote totals (a plurality) of the votes cast at the meeting in person or by proxy will be elected as directors. All other matters require for approval the favorable vote of a majority of shares voted at the meeting in person or by proxy. Abstentions, if any, will not be counted as votes cast. Therefore, they will have no effect on the outcome of the other matters to be voted on at the meeting. A broker non-vote occurs when a nominee holding shares for a beneficial holder does not have discretionary voting power and does not receive voting instructions from the beneficial owner. Broker non-votes will not be treated as shares present and entitled to vote on a voting matter and will have no effect on the outcome of the vote.

Manner for Voting Proxies

The shares represented by all valid proxies received by mail, or submitted by telephone or Internet will be voted in the manner specified. Where specific choices are not indicated, the shares represented by all valid proxies received will be voted: (1) for the nominees for director named earlier in this Proxy Statement, (2) for ratification of the appointment of Deloitte & Touche as independent auditors, (3) for approval of the proposal relating to the material terms of executive officer performance goals and (4) for approval of the proposal relating to the 2003 Non-Employee Director Equity Compensation Plan. Should any matter not described above be properly presented at the meeting, the persons named in the Proxy Card will vote in accordance with their judgment.

Other Matters to be Presented

Except for shareholder proposals properly omitted from this Proxy Statement under SEC rules, the Board knows of no other matters which may be presented at the Annual Meeting. If any other matters properly come before the Annual Meeting, including any adjournment or adjournments thereof, proxies received in response to this solicitation will be voted upon such matters in the discretion of the person or persons named in the Proxy Card.

Solicitation of Proxies

Proxies will be solicited on behalf of the Board by mail or in person, and all solicitation costs will be paid by the Company. Copies of proxy material and of the Annual Report for 2002 will be supplied to holders of record, as well as to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners, and the Company will reimburse such holders for their reasonable expenses. Mellon Investor Services has been retained to assist in soliciting proxies at a fee of $5,500.00 plus distribution costs and other costs and expenses.

Electronic Access to Proxy Statement and Annual Report

This Proxy Statement and the Company's 2002 Annual Report on Form 10-K are available on the Company's website at stagestoresinc.com by clicking "Investor Relations", then "SEC Filings", then the document to be viewed or obtained. A copy of the Company's 2002 Annual Report on Form 10-K will also be furnished without charge to shareholders beneficially or of record at the close of business on April 11, 2003 on request to Bob Aronson, Director of Investor Relations, at (800) 579-2302. This Proxy Statement and the Company's 2002 Annual Report on Form 10-K are also available on the SEC's EDGAR database at sec.gov.

**AMENDED CHARTER FOR THE AUDIT COMMITTEE
OF STAGE STORES, INC.
April 15, 2003**

I.   DESCRIPTION AND PURPOSE

The Audit Committee (the "Committee") is a standing committee of the Board of Directors (the "Board") of Stage Stores, Inc. (the "Company") which purpose is, in accordance with in § 2(a)(3) of the Sarbanes-Oxley Act of 2002 (the "Act"), to oversee the accounting and reporting processes of the Company and audits of the Company's financial statements. The Committee shall act independently as authorized and assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the Board and others, the internal control structure, the audit process, and the adherence to applicable laws and regulations. Considering the size and complexity of the Company, the Committee shall apply reasonable materiality standards to all of its activities.

II.   COMPOSITION, EXPERTISE, AND INDEPENDENCE REQUIREMENTS OF AUDIT COMMITTEE MEMBERS

A.   Number of Members

The Committee shall consist of at least three members, comprised solely of Independent Directors, as that term is defined below.

B.   Qualifications

1.   Financial Literacy. Each member of the Committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement or must become able to do so within a reasonable period of time after his or her appointment to the Committee.

2.   Financial Expertise. At least one member of the Committee must be an "Audit Committee Financial Expert ("ACFE"), as defined by the SEC and determined by the Board. An ACFE must possess all of the following attributes (the "Attributes"):

a.   an understanding of GAAP and financial statements;

b.   the ability to assess the general application of GAAP in connection with the accounting for estimates, accruals and reserves;

c.   experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;

d.   an understanding of internal controls and procedures for financial reporting; and

e.   an understanding of audit committee functions generally.

The ACFE must have acquired the Attributes through any one or more of the following:

a.   education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b.   experience actively supervising a principal financial officer, principal   accounting officer, controller, public accountant, auditor or person performing similar functions;

c.   experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or valuation of financial statements; or

d.   other relevant experience.

3.   <u>Independence</u>. As used in this Charter, "Independent Director" means a member of the Board other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following persons shall not be considered independent:

    a.   a director who is employed by the Company or by any parent or subsidiary of the Company within the past three years;

    b.   a director who accepted directly or indirectly (including acceptance by any person who is a relative by blood, marriage or adoption or who has the same residence as the director ("Family Member") or acceptance by entities related to the director) any consulting, advisory, or other compensatory fee from the Company or any of its affiliates during the previous fiscal year, other than compensation for service on the Board or a committee of the Board;

    c.   a director who is a Family Member of an individual who is, or within the past three years was, employed by the Company or by any parent or subsidiary of the Company as an executive officer;

    d.   a director who is a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company's securities) that exceed five percent (5%) of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, in the current fiscal year or any of the past three fiscal years;

    e.   a director of the Company who is employed as an executive officer of another entity where any of the executive officers of the Company serve on the compensation committee of such other entity, or if such relationship existed within the past three years;

    f.   a director who was a partner or employee of the Company's outside auditor, and worked on the Company's audit, within the past three years;

    g.   a director who is an "affiliated person" of the Company or any of its subsidiaries, where "affiliated person" means a person or entity (in the case of the affiliated entity, "affiliated persons" include its directors, executive officers, partners, members, principals, or designees) who directly or indirectly controls or is controlled by or is under common control with the Company, unless such person (i) is not the beneficial owner of more than 10% of any class of equity securities of the Company and (ii) is not an executive officer or director of the Company.

4.   <u>Limited Exception to Independent Director Requirement</u>**.** Notwithstanding the foregoing independence requirements, one director who (i) is not independent as defined in Nasdaq Rule 4200, but (ii) meets the criteria set forth in Section 301 of the Act and associated SEC rulemaking and (iii) is not a current officer or employee or a Family Member of an employee, may be appointed to the Committee, if the Board, under exceptional and limited circumstances,

determines that membership on the Committee by that director is required by the best interests of the Company and its shareholders, and the Board discloses, in the next annual proxy statement subsequent to such determination, the nature of the relationship and the reasons for that determination. A member appointed under this exception may not serve longer than two years and may not chair the Committee.

III.   MEETINGS

A.   Frequency

The Committee shall meet as frequently as circumstances require, but in any event on a quarterly basis. The Committee may ask members of management or others to attend meetings and may provide pertinent information to them as the Committee deems necessary.

B.   Executive Sessions with Key Personnel and Agents

The Committee should meet privately in executive session at least annually with management, the director of the Company's internal auditing department, the independent auditor, and as a committee to discuss any matters that the Committee or any of those groups believe should be discussed. In addition, the Committee should communicate with management and the independent auditor quarterly to review the Company's financial statements and significant findings based upon the independent auditor's limited review procedures.

C.   Keeping Minutes

Minutes shall be taken for each Committee meeting which shall then be approved at the next meeting of the Committee.

IV.   AUTHORITY

The Committee's authority is as follows:

A.   Authority to Hire, Terminate and Compensate External Auditor/Settle Disputes

The Committee is authorized to appoint, determine the compensation of, retain and oversee of the work of any registered public accounting firm engaged (including resolving disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company, and each such registered public accounting firm must report directly to the Committee.

B.   Authority to Retain Independent Advisors

The Committee is authorized to hire at the Company's expense its own independent counsel and other advisors, which may include special legal, accounting, or other consultants or experts, as it determines necessary to carry out the Committee's duties.

C.   Authority to Conduct Independent Investigations

The Committee is authorized to conduct any investigation appropriate to fulfilling its responsibilities and duties.

D.   Authority to Directly Access Corporate Employees and Information

The Committee is authorized to fully and directly access the independent auditor, anyone in the Company, and any and all information and records of the Company.

V. RESPONSIBILITIES AND DUTIES

The Committee's primary responsibilities and duties are as follows:

A. In General

1. Monitor the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance.

2. Monitor the independence and performance of the Company's independent auditor and the performance of the Company's internal auditing department.

3. Provide an avenue of communication between the independent auditor and the Company's internal auditing department.

4. Provide an avenue of communication among the independent auditor, management, the Company's internal auditing department, and the Board.

B. Review Procedures

1. Review and reassess the adequacy of this Charter on an annual basis. Submit the Charter to the Board for approval and have the document published at least every three years in accordance with SEC regulations and the rules of the stock exchange on which the Company's securities are traded.

2. Review the Company's annual audited financial statements prior to filing or distribution. Review should include discussion with management and independent auditor of significant issues regarding principles, practices, and judgments.

3. In conjunction with management, the independent auditor, and the Company's internal auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditor and the Company's internal auditing department together with management's responses. The scope of this review should at a minimum include a discussion of significant deficiencies and material weaknesses in internal controls and any fraud, whether or not material, by management as reported by management, the auditing department or the independent auditor.

4. Review with management and the independent auditor the Company's quarterly financial results prior to the release of earnings and/or the Company's quarterly financial statements prior to filing or distribution. Discuss any significant changes to the Company's accounting principles and any items required to be communicated by the independent auditor in accordance with SAS 61. The Chairman of the Committee may represent the entire Committee for purposes of this review.

5. Review with the independent auditor and objectively weigh the information provided by the independent auditor and the soundness of the Company's accounting policies in connections with:

   a. The Company's financial statements and related footnotes and the independent auditor's report thereon, including their report on the adequacy of the Company's internal controls and any significant recommendations they may offer to improve internal controls;

   b. Any significant accruals, reserves or estimates which may have a material impact on the financial statements;

c. Any difficulties or disputes with management encountered by the independent auditor during the course of the audit and any instances of second opinions sought by management;

d. Any critical accounting policies and practices to be used by the Company;

e. Any alternative accounting treatments under generally accepted accounting principles discussed with management, the ramifications of those alternatives, and external auditing preference;

f. Other material communications to management such as "management letters".

g. The adequacy of the Company's internal controls and any significant findings during the year and management's responses thereto, including at a minimum significant deficiencies and material weaknesses in internal controls and any fraud, whether or not material, by management);

h. Any difficulties encountered in the course of the audits, including any restrictions on the scope of their work or access to required information;

i. Any separate service that the independent auditor is providing the Company with written confirmation from the independent auditor regarding the nature of the service and existence of pre-approval from the Committee; and

j. When required, the soundness of the internal quality-control procedures of the independent auditor including its standing before the Public Company Accounting Oversight Board and the nature of any investigation or other proceedings related to its quality controls or performance.

7. Consider with management and the independent auditor the possible impact of any pending changes in accounting standards or rules as promulgated by the FASB or others.

8. Review with legal counsel any legal and regulatory matters that may have a material impact on the financial statements and any reports received from regulators, and any environmental compliance and reserves.

9. Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.

10. Review and approve all related party transactions involving the Company.

C. Independent Auditor and Other Registered Public Accounting Firms

1. The independent auditor is directly accountable to the Committee. The Committee has the direct responsibility for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company, and each such registered public accounting firm must report directly to the Committee.

2. The Committee is responsible for ensuring that the independent auditor submits on a periodic basis to the Committee a formal written statement delineating all relationships between the independent auditor and the Company, consistent with Independence Standards Board Standard 1, and the Committee is responsible for actively engaging in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and

independence of the independent auditor and for taking, or recommending that the Board take appropriate action to oversee the independence of the independent auditor. The Committee shall review the independence and the performance of the auditors and appoint the independent auditor or approve any discharge of auditors when circumstances warrant. To ensure independence, on an annual basis, the Committee shall review and discuss with the independent auditor all significant relationships they have with the Company that could impair the auditor's independence.

3. The Committee shall review the independent auditor's audit plan – discuss scope, staffing, locations, reliance upon management, and internal audit and general audit approach to ensure completeness of coverage, reduction in redundant efforts, and the effective use of audit resources.

4. The Committee shall approve the fees and other significant compensation to be paid to the independent auditor.

5. The Committee shall approve any change in the independent auditor's engagement partner or audit partner responsible for the audit of the Company's financial statements and confirm that the independent auditor has rotated its lead or controlling audit partner having primary responsibility for the audit or the audit partner responsible for reviewing the audit with an assignment not to exceed five fiscal years.

D.   **Non-Audit Services**

Except as provided in Section E, below, the independent auditor shall not provide to the Company, contemporaneously with the performance of an audit, any non-audit service, including the following:

1. bookkeeping or other services related to the accounting records or financial statements of the Company;

2. financial information systems design and implementation;

3. appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

4. actuarial services;

5. internal audit outsourcing services;

6. management functions or human resources;

7. broker or dealer, investment adviser, or investment banking services;

8. legal services and expert services unrelated to the audit; and

9. any other service that the Public Company Accounting Oversight Board established under Section 101 of the Sarbanes-Oxley Act of 2002 determines, by regulation, is impermissible.

The independent auditor may engage in any non-audit service, including tax services, that is not described in Subsections 1 through 9 above, only if the activity is approved in advance by the Committee in accordance with Section E, below.

E.   **Pre-approval Requirements**

In General.   All auditing services and non-audit services, other than as provided in Section D, above, provided by the independent auditor shall be pre-approved by the Committee upon conclusion by the Committee that rendering the pre-approved service would not adversely affect the objectivity of the independent auditor in performing the audit.

De Minimus Exception.   Notwithstanding anything to the contrary in this Section E, this pre-approval requirement shall not apply to the provision of non-audit services, if:

1.   the aggregate amount of all such non-audit services provided to the Company by the independent auditor constitutes not more than five percent (5%) of the total amount of revenues paid by the Company to the independent auditor during the fiscal year in which the non-audit services are provided;

2.   the non-audit services were not recognized by the Company at the time of the engagement to be non-audit services; and

3.   the non-audit services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Delegation Authority and Approval Procedures.   The Committee may delegate to one or more designated members of the Committee who are independent directors of the Board, the authority to grant pre-approvals required by this Section E.   The decisions of any Committee member to whom authority is delegated to pre-approve an activity under this Section E shall be presented to the full Committee at each of its scheduled meetings.   The engagement to render services may be entered into pursuant to pre-approval policies and procedures established by the Committee, provided that the policies and procedures are detailed as to the particular service and the Committee does not delegate its responsibilities under the Securities Exchange Act of 1934 to management.

Disclosure to Investors.   Any approval by the Committee of a non-audit service to be performed by the independent auditor shall be disclosed to investors in periodic reports required by the Securities Exchange Act of 1934 at such time as disclosure is required by SEC rule or regulation.

Approval of Audit Services for Other Purposes.   If the Committee approves an audit service within the scope of the engagement of the independent auditor, the audit service shall be deemed to have been pre-approved for purposes of this Section E.

F.   **Duty to Establish Oversight Procedures**

1.   Accounting Complaints.   The Committee shall establish procedures for the receipt retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.   These procedure, which may be incorporated into a more comprehensive code of ethics, shall at a minimum: (i) set forth a statement about the Company's commitment to comply with the laws; (ii) encourage employees to inform the Company of conduct amounting to a violation of the applicable standards; (iii) describe prohibited conduct; (iv) set forth compliance procedures that employees can easily use, including making anonymous complaints, and (v) provide assurances that there will be no retaliation for reporting suspected violations.

2.   Financial Accounting Policy Dispute Resolution.   The Committee shall establish procedures for resolving disputes between the external auditor and management over issues pertaining to financial reporting.   The Committee shall resolve these disputes, and for such purpose, the

procedures may allow the Committee to obtain a second opinion from independent advisors. The procedures shall in no way allow the Committee to improperly influence the external auditor in violation of § 303 of the Act.

VI.   WRITTEN AFFIRMATION

Once each year the Committee shall provide the Company through the Board, and the Company shall provide to the stock exchange on which the Company's securities are traded, written confirmation regarding:

1.   Any determination that the Board has made regarding the independence of directors who are members of the Committee pursuant to this Charter;

2.   The financial literacy of the Committee members;

3.   The determination that at least one of the Committee members has accounting or related financial management expertise; and

4.   The annual review and reassessment of this Charter.

APPENDIX B

STAGE STORES, INC.
2003 NON-EMPLOYEE DIRECTOR EQUITY COMPENSATION PLAN

ARTICLE I: PURPOSE AND ELIGIBILITY

1.1   **PURPOSE OF PLAN.** The purpose of this Plan is to advance the interests of Stage Stores, Inc., a Nevada corporation, and its subsidiaries and affiliates, and to reward, retain and attract non-employee Directors of the Company, to provide non-employee Directors with the opportunity to align their interests with those of the shareholders of the Company, and to enable non-employee Directors to enhance their retirement security by permitting them to enter into annual agreements to defer certain director fees.

1.2   **EFFECTIVE DATE and TERM.** The effective date of this Plan is _____, 2003 (the "Effective Date"). The Plan shall remain in effect until terminated by action of the Board, or until all Directors have received all amounts to which they are entitled hereunder, if earlier.

1.3   **ELIGIBILITY TO PARTICIPATE IN THE PLAN.** Each Director who is a member of the Board on the Effective Date of this Plan and any individual who becomes a Director thereafter while the Plan is in effect, and who is not also an employee of the Company, is eligible to participate in this Plan.

1.4   **STOCK RESERVED.** The Company shall at all times during the term of this Plan reserve and keep available the number of shares of Common Stock as will be sufficient to satisfy the provisions of this Plan. There may be issued under this Plan an aggregate of not more than 100,000 shares of Common Stock, subject to adjustment as provided in Section 6.1 of this Plan. Common Stock issued pursuant to the Plan may be authorized but unissued shares, treasury shares, or any combination thereof. If any Common Stock issued as Restricted Stock or otherwise subject to repurchase or forfeiture rights is reacquired by the Company pursuant to such rights, or if any Deferred Stock Units are not converted into Common Stock that would otherwise have been issuable under this Plan, such shares of Common Stock relating thereto will be available for issuance under this Plan. If there is any change in the shares of Common Stock, as by stock splits, reverse stock splits, stock dividends or recapitalization, the number of shares of Common Stock which may be issued under this Plan shall be appropriately adjusted.

ARTICLE II: DEFINITIONS

2.1   **CERTAIN DEFINED TERMS.** For all purposes of this Plan, the terms listed below are defined as follows:

(a)   "Account" has the meaning as set forth in Section 6.5.1 of this Plan.

(b)   "Beneficiary" means the person, persons or legal entity entitled to receive benefits under this Plan which become payable in the event of the Director's death.

(c)   "Board" means the Board of Directors of the Company.

(d)   "Calculation Date" means the first day of a Term Year.

(e)   "Common Stock" means the $0.01 par value common stock of the Company.

(f)   "Company" means Stage Stores, Inc., a Nevada corporation.

(g)   "Deferral" means the annual amount of Total Annual Retainer Fees that a Director elects to defer pursuant to a properly executed written election.

(h)   "Deferred Director Fee Plan" means the plan set forth in Article VI of this Plan whereby the Directors may defer certain director fees under this Plan.

1

(i)   "Deferred Stock Unit" has the meaning as set forth in Section 6.1 of this Plan.

(j)   "Deferred Stock Unit Amount" has the meaning as set forth in Section 6.1 of this Plan.

(k)   "Director" means a current non-employee member of the Board of Directors of Stage Stores, Inc., or a former non-employee member who retains the rights to benefits under this Plan.

(l)   "Payment Date" means each date Total Annual Retainer Fees are payable to a Director as set forth in Article III or otherwise, which is currently the first day of each month.

(m)   "Plan" means the Stage Stores, Inc. 2003 Non-Employee Director Equity Compensation Plan as set forth herein and as it may be amended from time to time.

(n)   "Plan Administrator" means the individual or committee appointed by the Company to administer the Plan.

(o)   "Restricted Stock" means shares of Common Stock granted in accordance with Article IV of this Plan.

(p)   "Term Year" means the twelve month period beginning on the first day of each term served by a Director, and in the event a term is for two or more years, each twelve month period beginning on the anniversary date of the first day of such term.

(q)   "Total Annual Retainer Fees" means the sum of a Director's Annual Retainer, Lead Independent Director Retainer, Committee Chairman Fee, and such other compensation as the Board may deem appropriate, as applicable.

ARTICLE III: DIRECTOR COMPENSATION UNDER THIS PLAN

3.1   ANNUAL RETAINER. Directors shall receive an Annual Retainer (currently $30,000, but subject to modification), which shall be earned and paid pro rata over their term at the beginning of each month. The Annual Retainer is intended to compensate the Director for attendance at regularly scheduled quarterly Board meetings and Board Committee meetings held in conjunction with quarterly Board meetings, as well as periodic consultation and participation in teleconference meetings held for periodic Board updates.

3.2   LEAD INDEPENDENT DIRECTOR RETAINER. In addition to the Annual Retainer to which all Directors are entitled, the Lead Independent Director shall receive an additional Lead Independent Director Retainer (currently $20,000, but subject to modification), which shall be earned and paid pro rata over his or her term at the beginning of each month. The Lead Independent Director Retainer is intended to compensate the Lead Independent Director for the additional duties set forth in the Company's Corporate Governance Guidelines.

3.3   COMMITTEE CHAIRMAN FEE. The Chairman of each Board Committee shall receive an annual Committee Chairman Fee (currently $3,000, but subject to modification), which shall be earned and paid pro rata over his or her term at the beginning of each month.

ARTICLE IV: ELECTION TO RECEIVE RESTRICTED STOCK

4.1   RESTRICTED STOCK ELECTION. A Director shall have an option to receive his or her Annual Retainer, Lead Independent Director Retainer, Committee Chairman Fee, and such other compensation as the Board may deem appropriate, or a portion thereof, in Restricted Stock. To exercise such option, a Director shall make an election in writing to the Plan Administrator to receive all or a portion of such Total Annual Retainer Fees in the form of Restricted Stock for the upcoming Term Year. Such election shall be made during the thirty (30) day period immediately prior to the beginning of each Term Year. With respect to the initial election under this Section 4.1, such election shall be made during the thirty (30) day period beginning on the Effective Date of this Plan. With respect to a new Director, his or her initial election must be made no later than 30 days after the first day of his or her initial term as Director. An election, once made, is irrevocable for the applicable period to which it relates. An election shall remain in force and effect for the applicable period to which such election relates and all subsequent Term Years unless changed during the thirty (30) day period prior to the beginning of a Term Year.

4.2   **RESTRICTED STOCK.** The issuance of Restricted Stock in lieu of cash will be made by the Company on such terms and conditions as the Board may establish. In any event, in order to receive Restricted Stock, a Director must, at a minimum, (a) make a Restricted Stock election as set forth in Section 4.1 above; and (b) execute a Shareholder Agreement by which he or she agrees not to sell any of the Restricted Stock until he or she leaves the Board. The number of shares of Restricted Stock to be issued to a Director during a Term Year shall be computed as follows:

The amount of a Director's Total Annual Retainer Fees payable to the Director for the Term Year which such Director has elected to receive as Restricted Stock divided by the average of the high and low prices of the Common Stock for the five trading days prior to the Calculation Date. No fractional shares will be credited. The excess deferred Total Annual Retainer Fees will be carried over to the next Payment Date for the purpose of computing the number of shares of Restricted Stock to be issued at such subsequent Payment Date. One-twelfth (1/12) of the number of shares of Restricted Stock so computed shall be issued to the Director on each Payment Date during the Term Year.

The number of shares of Restricted Stock issued to a Director Account shall be adjusted, as appropriate, to reflect any stock split, any dividend payable in shares of Common Stock, any recapitalization of the Company or any reorganization of the Company.

Any Restricted Stock certificate issued to a Director in lieu of cash shall bear restrictive legends consistent with the terms and conditions established by the Board for the issuance of the Restricted Stock as well as such other restrictive legends as may be required by law or SEC regulation and shall be in a form substantially as follows:

The Shares represented by this Certificate have not been registered under the United States Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. The Shares may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company. In addition, the rights and obligations of the holder of this Certificate, and the ability of the holder to transfer the Shares represented by this Certificate, are subject to the terms and conditions of a Shareholder Agreement, a copy of which can be obtained from the Company upon written request.

The amount of any Total Annual Retainer Fees which the Director has designated to be used for the acquisition of Restricted Stock under this Plan shall be credited toward the Director's obligation to develop and maintain a stock position in the Company with an original investment of at least $50,000 within three years of his or her initial election to the Board as set forth in the Company's Corporate Governance Guidelines.


ARTICLE V: ELECTION TO DEFER


5.1   **ANNUAL DEFERRAL ELECTION.** A Director shall have an option to defer their Annual Retainer, Lead Independent Director Retainer, Committee Chairman Fee, and such other compensation as the Board may deem appropriate, as the case may be, under the provisions of Article VI below. To exercise such option, a Director shall make an election in writing to the Plan Administrator to defer all or a portion of such Total Annual Retainer Fees for the upcoming Term Year. Such election shall be made during the thirty (30) day period immediately prior to the beginning of each Term Year. With respect to the initial deferral election under this Plan, such election shall be made during the thirty (30) day period beginning on the Effective Date of this Plan. With respect to a new Director, his or her initial deferral election must be made no later than 30 days after the first day of his or her initial term as Director. An election, once made, is irrevocable for the applicable period to which it relates. An election shall remain in force and effect for the applicable period to which such election relates and all subsequent Term Years unless changed during the thirty (30) day period prior to the beginning of a Term Year.

ARTICLE VI: DEFERRED DIRECTOR FEES PLAN

6.1 DEFERRED BENEFIT TYPE. The type of benefit available to the Directors is the Deferred Stock Unit Amount. For purposes of this Plan, each Deferred Stock Unit is deemed to be equivalent to one (1) share of the Common Stock of the Company. The Deferred Stock Unit Amount is the value of the Deferred Stock Units credited to a Director's Account. The number of Deferred Stock Units to be credited to a Director's Account shall be computed as follows:

> The amount of a Director's Total Annual Retainer Fees payable to the Director for the Term Year which such Director has elected to defer divided by the average of the high and low prices of the Common Stock for the five trading days prior to the Calculation Date. No fractional shares will be credited. The excess deferred Total Annual Retainer Fees will be carried over to the next Payment Date or the first trading day after the next dividend record date for the purpose of computing the number of Deferred Stock Units attributable to such subsequent Payment Date or the first trading day after the next dividend record date. One-twelfth (1/12) of the number of Deferred Stock Units so computed shall be credited to the Director's Account on each Payment Date during the Term Year.

The amount of any Total Annual Retainer Fees which a Director has designated to be used for the acquisition of Deferred Stock Units under this Plan shall be credited toward the Director's obligation to develop and maintain a stock position in the Company with an original investment of at least $50,000 within three years of his or her initial election to the Board as set forth in the Company's Corporate Governance Guidelines.

The number of Deferred Stock Units to be credited to a Director's Account shall be adjusted, as appropriate, to reflect any stock split, any dividend payable in shares of Common Stock, any recapitalization of the Company or any reorganization of the Company.

A Director's Account shall be increased for cash dividends paid or payable on outstanding shares of Common Stock. In the event that the Company declares a cash dividend on the Common Stock, each Director's Account balance shall be increased by an amount equal to the number of Deferred Stock Units credited to a Director's Account on the date the cash dividend is declared multiplied by the amount of the cash dividend payable by the Company per share of outstanding Common Stock. The cash dividend amount shall then be converted into additional Deferred Stock Units as follows:

> The cash dividend equivalent amount credited to a Director's Account divided by the average of the high and low prices of the Common Stock for the first trading day after the record date of the dividend. No fractional shares will be credited. The excess cash dividend equivalent amount will be carried over to the next Payment Date or the first trading day after the next dividend record date for the purpose of computing the number of Deferred Stock Units attributable to such subsequent Payment Date or dividend record date.

6.2 DISTRIBUTION OF BENEFITS

6.2.1 ELIGIBILITY FOR PAYMENT. Distribution of benefits from the Plan shall be made no earlier than the Director's Termination of Service or in the event of an approved Hardship.

> (a) "Termination of Service" means the severance of a Director's service to the Board for any reason, including voluntary departure, failure to be renominated or re-elected, removal by vote of the shareholders, permanent disability (as determined by the Board) or death.

> (b) "Hardship" means a severe financial hardship to the Director resulting from a sudden and unexpected illness or accident of the Director or a dependent of the Director, loss of the Director's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Director. The circumstances

that will constitute a Hardship will depend upon the facts of each case, but, in any case, payment shall not be made in the event that such Hardship is or may be relieved:

        (1)   through reimbursement or compensation by insurance or otherwise,

        (2)   by liquidation of the Director's assets, to the extent that liquidation of such assets would not itself cause severe financial hardship, or

        (3)   by cessation of Deferrals under this Plan.

        6.2.2   **DISTRIBUTION DUE TO HARDSHIP.** A Director may request a cash distribution due to a Hardship by submitting a written request to the Plan Administrator accompanied by evidence to demonstrate that the circumstances being experienced qualify as a Hardship. The Plan Administrator shall have the authority to require such evidence as it deems necessary to determine if a distribution is warranted. If an application for a distribution due to a Hardship is approved, the distribution is limited to an amount sufficient to meet the Hardship. The allowed distribution shall be payable in cash as soon as practicable after approval of such distribution. The number of Deferred Stock Units credited to the Account of a Director who receives a Hardship distribution shall be reduced by the amount of the cash Hardship distribution divided by the average of the high and low prices of the Common Stock for the five trading days prior to the date of such Hardship distribution.

        6.2.3   **COMMENCEMENT OF DISTRIBUTIONS.** Distribution of benefits to a Director under the Deferred Director Fees Plan shall commence thirty (30) days after the end of the month of the Director's Termination of Service, unless the Director makes a one-time irrevocable election to defer the commencement of the benefits to a specified later date and such election is made at least thirty (30) days before the date of Director's Termination of Service. A Director may elect that a distribution of benefits commence on any determinable future date as long as distributions commence no later than thirty (30) days following the later of (a) the calendar year of the Director's Termination of Service, or (b) the calendar year in which the Director attains age seventy and one half (70 1/2) years.

        6.2.4   **FORFEITURE OF BENEFITS.** Notwithstanding anything in this Plan to the contrary, the right of a Director or Beneficiary to receive future payments of either cash or Common Stock under this Deferred Director Fees Plan shall be forfeited upon the Director ceasing to be a Director for cause. For purposes of this Plan, "for cause" shall mean a Director's (a) conviction of, or plea of nolo contendere or guilty to, any criminal violation involving dishonesty, fraud or moral turpitude; (b) gross negligence; (c) willful and serious misconduct; (d) breach of trust or fiduciary duty in the performance of his or her duties or responsibilities; or (e) willful failure to comply with reasonable directives and policies of the Board.

6.3   **FORM OF BENEFIT DISTRIBUTIONS**

        6.3.1   **ELECTION.** A Director or Beneficiary may elect the form, subject to the Plan Administrator's approval, of distribution of his or her benefits at any time at least thirty (30) days before his or her Termination of Service, by notifying the Plan Administrator in writing of his or her election.

        6.3.2   **FORM OF CASH DISTRIBUTIONS.** Subject to the Plan Administrator's approval, a Director or Beneficiary may elect a single lump sum cash distribution of his or her Deferred Stock Unit Amount plus the balance of all other funds credited to such Director's Account. With regard to cash distributions under this Deferred Director Fees Plan, the Deferred Stock Unit Amount shall be computed as follows:

      The Deferred Stock Units credited to the Director's Account multiplied by the average of the high and low prices of the Common Stock for the five trading days prior to the date of distribution.

6.3.3 FORM OF COMMON STOCK DISTRIBUTION. Subject to the Plan Administrator's approval, a Director or Beneficiary may elect a single Common Stock distribution of the entire Deferred Stock Unit Amount reflected in the Director's Account. The number of shares of Common Stock to be distributed shall be equal to the number of Deferred Stock Units credited to the Director's Account. The shares of Common Stock to be distributed may be treasury shares, or authorized but unissued shares or a combination of both. Any additional funds remaining in the Director's Account shall be distributed in a single lump sum cash payment.

All certificates for shares of Common Stock issued pursuant to this Plan for the Deferred Stock Unit Amount shall bear restrictive legends consistent with the terms and conditions established by the Board for the issuance of the Restricted Stock as well as such other restrictive legends as may be required by law or SEC regulation and shall be in a form substantially as follows:

> **The Shares represented by this Certificate have not been registered under the United States Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. The Shares may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.**

In the event the Company determines that the distribution of Common Stock does not qualify under an appropriate exemption from the registration requirements of state and federal securities laws or that the distribution of Common Stock would result in a violation of banking regulatory laws, the Company shall not have an obligation to issue the Common Stock and the Director's or Beneficiary's benefit under this Plan shall be limited to the cash value of the Deferred Stock Unit Amount as determined under Section 6.3.2 plus the balance of all other funds credited to such Director's Account.

6.3.4 FAILURE TO MAKE ELECTION. If a Director or Beneficiary fails to elect a form of distribution before thirty (30) days preceding the Director's Termination of Service, benefits shall be paid in a cash lump sum to the Director or Beneficiary in the amount determined under Section 6.3.2.

6.4 BENEFICIARY INFORMATION

6.4.1 DESIGNATION. A Director shall have the right to designate a Beneficiary, and amend or revoke such designation at any time, in writing. Such designation, amendment or revocation shall be effective upon receipt by the Plan Administrator.

6.4.2 FAILURE TO DESIGNATE A BENEFICIARY. If a Director fails to designate a Beneficiary, or if no designated Beneficiary survives the Director and the benefits are payable following the Director's death, the Plan Administrator shall direct that payment of the benefits be made to the Director's estate.

6.5 ACCOUNTS

6.5.1 ACCOUNTS. The Plan Administrator shall maintain a ledger account (the "Account") on behalf of each Director. Such Account shall be maintained to reflect the cumulative value of the Account. Upon the written request by a Director, the Plan Administrator shall provide a written accounting of the Director's Account within thirty (30) days of such written request.

6.5.2 OWNERSHIP OF ASSETS. All amounts of director fees deferred under the Plan shall remain, until made available to the Director or Beneficiary, solely the property of the Company and shall be subject to the claims of the Company's general creditors.

6.5.3   NO RIGHTS AS A SHAREHOLDER. No Director or Beneficiary shall have any voting or other rights as a shareholder of the Company with respect to the Deferred Stock Units credited to the Director's Account.

6.5.4   GRANTOR TRUST. The Company may, but is not obligated to, establish at any time, in its sole discretion, a grantor trust to be utilized in conjunction with this Deferred Director Fees Plan.

6.5.5   NONQUALIFIED AND UNFUNDED. This Deferred Director Fees Plan is a nonqualified and unfunded deferred compensation plan. It is intended to qualify for certain exemptions under Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), provided for plans that are unfunded and maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees.

ARTICLE VII: PLAN ADMINISTRATION, AMENDMENT OR TERMINATION

7.1   PLAN ADMINISTRATION. The Board shall be responsible for appointing a Plan Administrator to administer the Plan. The Plan Administrator may be any individual or a committee authorized to act collectively on behalf of the Plan. The Plan Administrator shall have sole discretionary responsibility for the operation, interpretation and administration of the Plan. Any action taken on any matter within the discretion of the Plan Administrator shall be final, conclusive and binding on all parties. In order to discharge its duties hereunder, the Plan Administrator shall have the power and authority to adopt, interpret, alter, amend or revoke rules and regulations necessary to administer the Plan, to delegate ministerial duties and to employ such outside professionals as may be required for prudent administration of the Plan. The Plan Administrator shall also have authority to enter into agreements on behalf of the Company necessary to implement this Plan.

7.2   AMENDMENT OF PLAN. The Company shall have the right to amend the Plan, at any time and from time to time, in whole or in part; however, (a) no amendment may decrease the amount credited to a Director's Account prior to such amendment; and (b) no amendment shall be effective unless and until the same is approved by the shareholders of the Company where the failure to obtain such approval would adversely affect the compliance of the Plan under applicable law. Shareholder approval shall be required to increase the aggregate number of shares of Common Stock that may be issued under this Plan. The Company shall notify each Director in writing of any Plan amendment.

7.3   TERMINATION OF PLAN. Although the Company has established this Plan with the intention and expectation to maintain the Plan indefinitely, the Company may terminate or discontinue the Plan at any time without any liability for such termination or discontinuance. Upon Plan termination, all Deferrals shall cease. The Company shall retain each Director's Account balance until the distribution of the benefits has been completed in the form determined under Article VI of this Plan.

ARTICLE VIII: MISCELLANEOUS

8.1   ASSIGNMENT. Neither a Director, a Beneficiary nor their heirs shall have any right to commute, encumber, dispose of, assign or transfer the right to the benefits under this Plan, except as expressly consented to by the Plan Administrator which consent may be withheld in its sole discretion. Any attempt to commute, encumber, dispose of, assign or transfer such benefits in violation of this section is void. To the extent permitted by law, the right of any Director or Beneficiary in any benefit or to any payment under this Plan shall not be subject in any manner to attachment or other legal process for the debts of such Director or Beneficiary.

8.2   TAXES AND WITHHOLDING. Directors shall be responsible for the payment of all applicable Federal, state and local taxes arising from the benefits hereunder, and if applicable, the Company shall withhold from the distribution of such benefits any and all taxes as required by law.

8.3   CHANGE OF CONTROL. In the event of a Change of Control, each Director shall have the right, in his or her sole discretion, to request immediate distribution of his or her benefits under this Plan. For purposes of this Agreement, a "Change of Control" shall be deemed to have occurred if (i) any "person" or "group" (as such terms are used in Section 13(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities and within one (1) year after such "person" or "group" acquires 50% or more of the combined voting power of the Company (the "Trigger Date") the members of the Board immediately prior to the Trigger Date cease to constitute a majority of the Board, (ii) there shall be consummated any consolidation or merger of the Company in which the Company is not the surviving or continuing corporation or pursuant to which shares of the Company's Common Stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company's Common Stock immediately prior to the merger have (directly or indirectly) at least a 51% ownership interest in the outstanding Common Stock of the surviving corporation immediately after the merger, or (iii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company, except for any sale, lease exchange or transfer resulting from any action taken by any creditor of the Company in enforcing its rights or remedies against any assets of the Company in which such creditor holds a security interest.

In the event of a Change of Control, this Plan shall continue in full force and effect until terminated as provided herein. Upon termination of this Plan, all Deferrals shall cease; however, the surviving entity in the Change of Control shall retain each Director's Account balance until the distribution of benefits has been completed in the form determined under Article VI of this Plan.

8.4   **ENTIRE AGREEMENT.**   This Plan supersedes all plans or agreements previously made between the Company and the Directors relating to its subject matter.

8.5   **SEVERABILITY.**   Every part, term or provision of this Plan is severable from the others. Notwithstanding any possible future finding by duly constituted authority that a particular part, term or provision is invalid, void or unenforceable, this Plan has been made with the clear intention that the validity and enforceability of the remaining parts, terms and provisions shall not be affected thereby.

8.6   **NOTICE.**   Any notice to be delivered under this Plan shall be given in writing and delivered, personally or by certified mail, postage prepaid, addressed to the Company or Director at their last known address.

8.7   **GOVERNING LAW.**   This Plan shall be construed in accordance with and governed by the applicable Federal law and, to the extent otherwise applicable, the laws of the State of Nevada.

8.8   **HEADINGS.**   The headings in this Plan are for convenience only and shall not be used to interpret or construe the provisions.

8.9.   **NO RIGHT TO REMAIN DIRECTOR.**   Nothing in this Plan shall confer upon any Director the right to remain a member of the Board or affect any right which the Company or its shareholders may have to not renominate, re-elect or to remove a Director as a member of the Board.